Management’s Discussion and Analysis

for the fourth quarter and year ended March 31, 2010

1.     HIGHLIGHTS

FINANCIAL

FOURTH QUARTER OF FISCAL 2010

Higher revenue over last quarter and lower revenue year over year

-     Consolidated revenue was $395.9 million this quarter, $13.0 million or 3% higher than last quarter and $42.9 million or 10% lower than the same quarter last year.

Net earnings and diluted earnings per share were higher than last quarter and lower year over year

-     Net earnings were $40.5 million (or $0.16 per share) this quarter, compared to $37.7 million (or $0.15 per share) last quarter, representing an increase of $2.8 million or 7%, and compared to $52.7 million (or $0.21 per share) in the fourth quarter of last year, representing a decrease of $12.2 million or 23%;

-     A restructuring charge of $1.9 million was booked this quarter, compared to $3.9 million last quarter and nil in the fourth quarter of last year. Excluding the restructuring charge, earnings from continuing operations were $42.3 million this quarter (or $0.16 per share) and $40.3 million (or $0.16 per share) last quarter.

Positive free cash flow1  at $114.9 million

-     Net cash provided by continuing operations was $148.7 million this quarter, compared to $21.8 million last quarter and $71.8 million in the fourth quarter of last year;

-     Maintenance capital expenditures and other assets were $26.2 million this quarter, compared to $14.2 million last quarter and $29.8 million in the fourth quarter of last year;

-     Cash dividends were $7.6 million this quarter, last quarter and in the fourth quarter of last year.

FISCAL 2010

Lower revenue year over year

-    Consolidated revenue was $1,526.3 million this year, $135.9 million or 8% lower than last year.

Lower net earnings and diluted earnings per share

-     Net earnings were $144.5 million (or $0.56 per share) this year, compared to $201.1 million (or $0.79 per share) last year, representing a decrease of $56.6 million or 28%;

-     A restructuring charge of $34.1 million was booked this year compared to nil last year. Excluding the restructuring charge, earnings from continuing operations were $168.6 million (or $0.66 per share).

Positive free cash flow at $179.0 million

-    Net cash provided by continuing operations was $267.0 million this year, compared to $194.4 million last year;

-    Maintenance capital expenditures and other assets were $66.5 million this year, compared to $60.2 million last year;

-    Cash dividends were $30.3 million this year, compared to $29.6 million last year.

Capital employed1 ending at $1,335.6 million

-    Capital employed decreased by $147.3 million or 10% this year;

-    Property, plant and equipment decreased by $155.2 million;

-    Non-cash working capital increased by $20.0 million in fiscal 2010, ending at negative $40.4 million;

-    Net debt1 decreased by $105.3 million this year, ending at $179.8 million.

ORDERS1

-     The book-to-sales ratio for the quarter was 1.59x (combined civil was 1.11x and combined military was 1.98x). The ratio for the last 12 months was 1.03x (combined civil was 0.84x and combined military was 1.20x);

-    Total order intake was $1,574.9 million, down 19% over last year;

-    Total backlog1 was $3,042.8 million as at March 31, 2010, 4% lower than last year.

Training & Services/Civil obtained contracts expected at $351.2 million

-     Signed a contract with sponsoring airline AirAsia for our first Multi-crew Pilot License (MPL) beta program that will adhere to new performance-based Approved Training Organization (ATO) certification requirements developed by Transport Canada and based on International Civil Aviation Organization (ICAO) guidelines. Graduates of our first MPL beta program are expected to enter the initial operating experience (IOE) program to become A320 First Officers with AirAsia;

-     Signed a contract with the Kingdom of Saudi Arabia to deliver a CAE Flightscape flight recorder and analysis laboratory;

-     Extended our training service agreement with Brussels Airlines through calendar 2012 on an exclusive basis for AVRO, A320, A330 and B737-300 simulator training;

1Non-GAAP measure (see Section 3.7).

Management’s Discussion and Analysis

-     Awarded by the Federal Aviation Administration (FAA) a Multiple Award for General Aviation and Business Aircraft Pilot Training for five years;

-     Signed LAN Airlines to a ten-year contract renewal for B767 training at our Santiago training centre;

-     Signed training service contracts or extensions with existing customers at Emirates-CAE Flight Training (ECFT) in Dubai. Clients include AMAC Aerospace, Falcon Aviation Services, Jet Aviation, Kingfisher Airlines, MSC Aviation and Transaero Airlines;

-     Signed a ten-year agreement with Air Transat to provide dry lease training for its A310 and A330 fleet at our Montreal training centre;

-     Signed a contract to provide wet initial training to 28 CRJ200 crews from Volga Avia Express at our Madrid training centre;

-     Signed contracts with Air Astana, Wind Rose Aviation Company and Avianca.

Simulation Products/Civil won $254.6 million of orders including a total of 20 full-flight simulators (FFSs)

CAE 5000 Series A320 FFSs

-    Two to Bahrain Mumtalakat Holding Company (Mumtalakat).

CAE 7000 Series ARJ21-700 FFSs

-    Two to COMAC Shanghai Customer Service Co. Ltd.

CAE 7000 Series ATR72-500 FFSs

-    One to Mount Cook Airlines;

-    One to Lion Air.

CAE 7000 Series Boeing 737-800 FFSs

-    One to Malaysian Airlines System;

-    One to Skymark Airlines.

CAE 7000 Series Boeing 737-900ER FFSs

-    Two to Lion Air.

Other

-    One CAE 5000 Series B737NG FFS to Kenya Airways;

-    One CAE 5000 Series Beech King B200 FFS to Lufttransport AS;

-    One CAE 5000 Series Cessna Citation CJ1 FFS to Korean Air;

-    One CAE 7000 Series A320 FFS to Shanghai Eastern Flight Training Company;

-    One CAE 7000 Series A330 FFS to Shanghai Eastern Flight Training Company;

-    One CAE 7000 Series A330/340 convertible FFS to Saudi Arabian Airlines;

-    One CAE 7000 Series Boeing 777-300ER FFS to Turkish Airlines;

-    One CAE 7000 Series Embraer 170/190 FFS to Mumtalakat;

-    One CSeries aircraft FFS to Bombardier;

-    One engineering development simulator to Bombardier.

During the third quarter, the segment also received a cancellation of a simulator order from a prior year.

Simulation Products/Military won $545.7 million of orders for new training systems and upgrades

-     One CH-147F training suite to Canada’s Department of National Defence (DND) under the Operational Training Systems Provider (OTSP) program in support of Canada’s new fleet of 15 CH-147F Chinook medium-to-heavy lift helicopters;

-     A comprehensive academic training system for the C-130 and KDC-10 aircraft, which includes a CAE SimfinityTM virtual simulator (VSIM) and multimedia courseware, to the Royal Netherlands Air Force;

-    Major upgrade on one CH-47 FMS used by the Royal Netherlands Air Force;

-    Major product enhancements to the CAE GESI command and staff training system for the German Army;

-    Upgrade on one Tornado simulator used by the German Air Force;

-     Major upgrades on two CAE-built CH-53 full-mission simulators (FMSs) operated at the German Army Aviation school in Bückeburg;

-    Ground-based tactical mission trainers to Lockheed Martin to be used by the U.K. military;

-     A330 Multi-Role Tanker Transport part-task trainers and integrated procedures trainers to be used by the United Arab Emirates (UAE) and the Royal Saudi Air Force (RSAF);

-     One HC/MC-130J FMS for the U.S. Air Force Special Operations Command;

-     One C-130H FMS, avionics part-task trainer, computer-based training and instructional courseware, brief/debrief stations and a training management information system to an undisclosed customer;

-     Major upgrades on two CH-47 FMSs used by the U.K. Royal Air Force;

-     Major upgrades on two MH-60S operational flight trainers used by the U.S. Navy.

2 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

Training & Services/Military awarded contracts for more than $423.0 million

-     A 20-year in-service support contract for the CH-147F aircrew training program to Canada’s DND under the OTSP program;

-     Continued to provide training support services as part of the U.S. Air Force’s C-130J Maintenance and Aircrew Training System program and C-130E/H Aircrew Training System program;

-     Continued development and services as part of the Synthetic Environment Core (SE Core) program;

-     A nine-year training services contract with the Royal Netherlands Air Force to train its Chinook aircrews at our Medium Support Helicopter Aircrew Training Facility (MSHATF) in the U.K.;

-     Simulator maintenance and support services to the German Ministry of Defence on various types of simulators for the German Army and Air Force;

-     A one-year contract to continue to provide avionics software upgrades, integrated logistics support and data management services for the Canadian Forces’ CF-18 aircraft;

-     A three-year contract with the Royal Netherlands Navy to provide Lynx simulator maintenance and technical logistics support;

-     C-130H training services for a Middle East customer;

-     An amendment to our existing PFI training contract with the United Kingdom Royal Air Force to provide training on two
CH-47 Chinook simulators to be upgraded at our U.K. training centre in Benson;

-     Increased management and support services for the Australian Defence Forces aircraft simulators;

-     A multi-year C-130H pilot training contract to an undisclosed customer.

ACQUISITIONS AND JOINT VENTURES

-     We acquired Bell Aliant’s Defence, Security and Aerospace (DSA) business unit through an asset purchase agreement in the first quarter of fiscal 2010. DSA supplies real-time software and systems for simulation training defence and integrated lifecycle information management for the aerospace and defence industries;

-     We acquired Seaweed Systems Inc. (Seaweed) during the second quarter of fiscal 2010. Seaweed has embedded graphics solutions for the military and aerospace market, with experience in the development of safety critical graphic drivers;

-     We acquired ICCU Imaging Inc. (ICCU) during the third quarter of fiscal 2010. ICCU specializes in developing multimedia educative material and offering educational solutions to help medical providers perform a focused bedside ultrasound examination;

-     We acquired VIMEDIX Virtual Medical Imaging Training Systems Inc. (VIMEDIX) during the fourth quarter of fiscal 2010. VIMEDIX specializes in developing virtual reality animated transthoracic echocardiograph simulators and advanced echographic simulation training;

-     We acquired part of Immersion Corporation’s (Immersion) medical simulation business unit through an asset purchase agreement during the fourth quarter of fiscal 2010. Immersion’s medical line of business designs, manufactures, and markets computer-based virtual reality simulation training systems with realistic touch feedback that allows clinicians and students to practice and improve minimally invasive surgical skills in an environment that poses no risk to patients;

-     We entered into two joint ventures during fiscal 2010: Rotorsim S.r.l (50% participation) and Embraer CAE Training Services (U.K.) Limited (49% participation);

-     Following the end of fiscal 2010, we announced the acquisition of The Datamine Group (Datamine). Datamine is a supplier of mining optimization software tools and services.

OTHER

-     Effective April 1, 2009, we adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. Since adopting the new standard, we expense our pre-operating costs as they are incurred. We have retroactively restated comparative prior period information. You will find more details in Change in accounting standards;

-     On May 14, 2009, we introduced actions required to size our company to current and expected market conditions. The plan has now been completed. You will find more details in Restructuring;

-     On June 8, 2009, we announced that we issued senior notes for $15.0 million and US$105.0 million by way of a private placement;

-     On June 21, 2009, we, in collaboration with the Québec government, announced an investment of up to $274.0 million in a new research and development (R&D) program extending up to seven years to leverage our modelling, simulation and training services expertise into our new core markets of healthcare, mining and energy;

-     On July 24, 2009, we, the Solidarity Fund QFL and Société générale de financement du Québec (SGF) announced the creation of a limited partnership to provide qualifying customers competitive lease financing for our civil flight simulation equipment manufactured in Québec and exported around the world;

-     Effective October 1, 2009, our former Executive Vice President and Chief Operating Officer, Marc Parent, succeeded
Robert E. Brown as our President and CEO;

-     On April 6, 2010, we announced that we finalized an agreement to refinance our existing credit facility due to expire in July 2010. The new agreement is a committed three-year revolving credit facility of US$450.0 million with an option to increase to a total amount of up to US$650.0 million.

CAE Year-End Financial Results 2010 | 3

Management’s Discussion and Analysis

2.     INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and 2010 mean the fiscal year ending March 31, 2010;

-    Last year, prior year and a year ago mean the fiscal year ended March 31, 2009;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of May 13, 2010, and includes our management’s discussion and analysis (MD&A) for the year and the three-month period ended March 31, 2010 and the consolidated financial statements and notes for the year ended March 31, 2010. We have written it to help you understand our business, performance and financial condition for fiscal 2010. Except as otherwise indicated, all financial information has been reported in accordance with Canadian generally accepted accounting principles (GAAP). All quarterly information disclosed in the MD&A is based on unaudited figures.

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in this annual report for the year ended March 31, 2010. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy and value proposition;

-    Our capability to execute strategy and deliver results;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Acquisitions, business combinations and divestitures;

-    Business risk and uncertainty;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect or anticipate may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, pricing for our major products and capital spending. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business. Important risks that could cause such differences include, but are not limited to, the length of sales cycle, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical inputs, foreign exchange rate occurrences and doing business in foreign countries. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in Business risk and uncertainty in the MD&A.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

4 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

3.     ABOUT CAE

3.1      Who we are

CAE is a world leader in providing simulation and modelling technologies and integrated training services primarily to the civil aviation industry and defence forces around the globe.

We design, develop, manufacture and supply simulation tools and equipment and provide a wide range of training and other modelling and simulation-based services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations. We are launching some of these solutions for healthcare education and service providers and the mining industry. We also operate a global network of training centres serving pilots and maintenance staff.

Our main products include full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. CAE employs more than 7,000 people at more than 100 sites and training locations in more than 20 countries. Revenue from worldwide exports and international activities accounted for 90% of CAE’s total revenue in 2010.

CAE’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the symbol CAE.

3.2      Our vision

Our vision is for CAE to be synonymous with safety, efficiency and mission readiness. We intend to be the partner of choice for customers operating in complex mission-critical environments by providing the most accessible and most innovative modelling and simulation-based solutions to enhance safety, improve efficiency, and help solve challenging problems.

3.3      Our strategy and value proposition

Our strategy

We are a world-leading provider of modelling and simulation-based training and decision support solutions. We currently serve customers in two primary markets: civil aerospace and defence. We have begun to extend our capabilities into new markets of simulation-based training and optimization solutions in healthcare, mining and energy.

A key tenet of our strategy in our core civil aerospace and defence markets is to derive an increasing proportion of our business from the existing fleet. This would include providing solutions for customers in support of the global fleet of civilian and military aircraft. Historically, the primary driver of our business was the delivery of new commercial aircraft. Over the past few years, we have engaged in a strategy to diversify our revenue base away from the volatility of new commercial aircraft deliveries. Our SP/C segment, which in fiscal 2010 represented approximately 19% of our consolidated revenue, is most dependent on this market driver. The balance of our business involves mainly more stable and recurring sources of revenue like training and services as well as military simulation products and services.

In addition to diversifying our interests between customer markets, our strategy has also involved more balance between products, which tend to be more short-term and cyclical, and services, which tend to be more long term and stable. As well, we continue to diversify our interests globally. This is intended to bring our solutions closer to our customers’ home bases, which we think is a distinct competitive advantage. This also allows us to be less dependent on any one market and since business conditions are rarely identical in all regions of the world, we believe this provides a degree of stability to our performance. We are investing in both the mature and emerging markets to capitalize on current and future growth opportunities. Approximately one third of our revenue comes from the U.S., one third from Europe and one third from the rest of the world. We consider the maintenance of our sound capital structure a priority. We continue to execute our growth strategy by selectively investing to meet the long-term needs of our aerospace and defence customers and to seed our initiatives in our new core markets.

Value proposition

The value we provide customers is the ability to enhance the safety of their operations, improve their mission readiness for potentially dangerous situations and lower their costs by helping them become more operationally efficient. We offer a complete range of products and services that can be arranged in a customized package to suit our customers’ needs and can be adapted as their needs evolve over the lifecycle of their operations. We offer the broadest global reach of any of our competitors. As a result, we are able to provide solutions in proximity to our customers, which is an important cost-benefit consideration for them.

CAE Year-End Financial Results 2010 | 5

Management’s Discussion and Analysis

Our core competencies and competitive advantages include:

-    World-leading modelling and simulation technology;

-     Comprehensive knowledge of training and learning methodologies for the operation of complex systems using modeling and simulation;

-    Total array of training products and services solutions;

-    Broad-reaching customer intimacy;

-    Extensive global coverage;

-    High-brand equity;

-    Proven systems engineering and program management processes;

-    Best-in-class customer support;

-    Well established in new and emerging markets.

World-leading modelling and simulation technology

We pride ourselves on our technological leadership. Pilots around the world view our simulation as the closest thing to the true experience of flight. We have consistently led the evolution of flight training and simulation systems technology with a number of industry firsts. We have simulated the entire range of large civil aircraft, a large number of the leading regional and business aircraft and a number of civil helicopters. We are an industry leader in providing simulation and training solutions for fixed-wing transport aircraft, maritime patrol aircraft and helicopter platforms for the military. We also have extensive knowledge, experience and credibility in designing and developing simulators for prototype aircraft of major aircraft manufacturers. We are now applying this capability to new markets, such as healthcare and mining.

Comprehensive knowledge of training and learning methodologies for the operation of complex systems using modelling and simulation

We revolutionized the way aviation training is performed when we introduced our CAE SimfinityTM-based training solutions and courseware. These training devices effectively bring the virtual aircraft cockpit into the classroom at the earliest stages of ground school training, making it a more effective and efficient training experience overall. We build upon the CAE SimfinityTM product line to develop the trainers that are used in the Airbus pilot and maintenance technician training programs. We also developed e-Learning solutions to enable pilots and technicians to train anytime and anywhere.

Total array of training products and services solutions

We have the broadest and most comprehensive range of aviation training products and services in the industry, and thus we are the best positioned to tailor solutions to meet the specific needs of individual operators. Our portfolio of training solutions is more operationally oriented and scenario based to ensure aviation professionals receive the most practical training possible for the situations they may face. Our approach is to first understand an operator’s needs and objectives, and then to propose an optimal solution that is made up of various elements of our product and service portfolio.

Broad-reaching customer intimacy

We have been in business for more than 60 years and have relationships with many of the world’s airlines and the governments of approximately 50 different national defence forces, including all branches of the U.S. forces. Our customer advisory boards and technical advisory boards involve airlines and operators worldwide. By listening carefully to customers, we are able to gain a deep understanding of their needs and respond with innovative product and service offerings that help improve the safety and efficiency of their operations.

Extensive global coverage

We have operations and offer training and support services in more than 20 countries on five continents and sell into many more countries. Our broad geographic coverage allows us to respond quickly and cost effectively to customer needs and new business opportunities while respecting the regulations and customs of the local market. We operate a fleet of more than 160 full-flight and full-mission simulators in 29 civil and military training centres to meet the wide range of operational requirements of our customers. Our fleet includes simulators for various types of aircraft from major manufacturers, including commercial jets, business jets and helicopters, both civil and military.

High-brand equity

Our simulators are typically rated among the highest in the industry for reliability and availability. This is a key benefit because simulators normally operate in high-duty cycles of up to 20 hours a day.

We design our products so customers can upgrade them, giving them more flexibility and opportunity as products change or new air-worthiness regulations are introduced.

As we enter new markets like healthcare and mining, we find that the CAE brand is widely regarded as the benchmark for modelling and simulation-based technology and for training services.

6 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

Proven systems engineering and program management processes

We continue to develop solutions and deliver technically complex programs within schedule to ensure that there are trained and mission-ready aircrew and combat troops around the world. This includes MH-60 simulators for the U.S. Navy, C-130J simulators for U.S. and Canadian Defence Forces, NH90 simulators for the Royal Australian Air Force, Royal Netherlands Navy and German Navy,  the maritime P-3C operational flight and tactics trainers for the German Navy and the M-346 jet trainer simulator for the Italian Air Force. These and other programs combined with our continued investment in R&D continue to strengthen our technological leadership and strengthen our management expertise to deliver complex programs that feature sensor simulation for maritime operations, synthetic tactical environments for naval and fighter operations as well as our visualization and common database technologies that deliver rich, immersive synthetic environments for the most effective training possible.

Best-in-class customer support

We maintain a strong focus on after-sales support, which is often critical in winning additional sales contracts as well as important update and maintenance services business. Our customer support practices, including a web-based customer portal, performance dashboard, and automated report cards, have resulted in enhanced customer support according to customer comments and feedback.

Well established in new and emerging markets

Our approach to global markets is to model ourselves as a multi-domestic rather than a foreign company. This has enabled us to be a first mover into growth markets like China, India, the Middle East, South America and Southeast Asia.

3.4      Our capability to execute strategy and deliver results

Our resources and processes help ensure that we can carry out our strategy and deliver results. We have three other attributes that are critical to our success:

Our financial position

At March 31, 2010, our net debt was $179.8 million, representing an adjusted net debt to capital ratio of 23% (including the present value of operating leases). With cash we are able to generate from operations, our strong balance sheet and available credit, we have adequate funding in place or available to sustain our current development projects. See Section 7, Consolidated financial position, for a more detailed discussion. As at March 31, 2010, we are in compliance with our financial covenants.

A skilled workforce and experienced management team

At the end of fiscal 2010, we had more than 7,000 employees. The skills of our workforce have a significant impact on the efficiency and effectiveness of our operations. While competition for well-trained and skilled employees is high, we have been successful at attracting and retaining people because of our quality reputation as an industry leader, our commitment to providing an engaging and challenging work environment and by offering competitive compensation.

We also have an experienced management team with a proven track record in the aerospace industry. Strong leadership and governance are critical to the successful implementation of our corporate strategy. We are focusing on leadership development of key executives and members of senior management.

Proven ability to adapt to changing market conditions

We have restructured our business during fiscal 2010. We have institutionalized a culture of continuous improvement and cost reduction. Despite major headwinds like the surging Canadian dollar this past year, we managed to maintain profitability and enhance our market position. We continue to focus on becoming more efficient by lowering costs without affecting the quality of our products and services.

3.5      Our operations

We primarily serve two markets globally:

-     The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres, pilot provisioning and flight training organizations;

-    The military market includes original equipment manufacturers (OEMs), government agencies and defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CAE Year-End Financial Results 2010 | 7

Management’s Discussion and Analysis

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for flight and ground personnel and associated services

Our TS/C business is the largest provider of commercial aviation training services in the world and the second largest provider of business aviation training services. CAE has the broadest global network of training centres and we serve all sectors of the civil aviation market including general aviation, regional airlines, commercial airlines and business aviation. We offer a full range of services, including training centre operations, pilot training, aircraft technician training services, simulator spare parts inventory management, curriculum development, consulting services and e-Learning solutions. We are a leader in flight sciences, using flight data analysis to enable the effective study and understanding of recorded flight data to improve airline safety, maintenance and flight operations. As well, we are offering airlines a long-term solution to pilot recruitment with our pilot provisioning capability. We achieved our leading position through acquisitions, joint ventures and organic investments in new facilities. We currently have 148 FFSs in operation and we provide aviation training and services in more than 20 countries around the world, including aviation training centres, flight training organizations (FTOs) and third-party locations. We make selective investments to add new revenue simulator equivalent units (RSEUs) to our network to maintain our position, increase our market share, and address new market opportunities. We are developing our training network primarily to meet the long-term, steady stream of recurring training needs from the existing fleet, so that we continue to become less dependent on new aircraft deliveries to drive revenue.

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation, training devices and visual systems

Our SP/C segment is a world leader in the provision of civil flight simulation equipment. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres and OEMs than any other company. We have a wealth of experience in developing simulators for new types of aircraft, including over 20 models and, more recently, the Bombardier CSeries and Global Express, Boeing 747-8 and 787, Airbus A380, Embraer Phenom 100/300, Dassault Falcon 7X and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21. We also offer a full range of support services including simulator updates, maintenance services, sales of spare parts and simulator relocations.

Market trends and outlook

Demand for commercial air transportation decreased over the past year in light of the global economic recession. Air carriers adjusted by reducing flight capacity, most notably in North America and Europe. So far, these conditions have resulted in a moderate decrease in the global active fleet of commercial aircraft, which is one of the key drivers for our training business. As well, we have seen a high proportion of existing business jets put up for sale, which compete with the supply of new aircraft. This has also meant fewer flight cycles and flight crews and consequently less demand for training.

A portion of our training services’ revenue comes from recurrent training that is essential to support the existing global in-service aircraft fleet, which totals approximately 40,000 aircraft. While the recurrent training segment is relatively more stable, capacity reduction from airlines and business jet operators has impacted training demand on several platforms. Specifically, we have seen lower training activity commensurate with airline capacity reductions and some reductions in aircraft deliveries in business aviation, resulting in lower capacity utilization and pricing pressure in general. As well, pilot movements within and between airlines have been lower, resulting in less training demand. Our training business, to a certain extent, also relies on new aircraft deliveries. In business aviation, a number of aerospace companies have said they expect business jet deliveries to bottom out in calendar 2010 and gradually recover thereafter.

More recently, we have seen demand for air travel and air cargo show signs that market conditions are recovering. We expect demand for air transportation to resume its long-term growth trajectory as conditions improve. Despite recent market setbacks, newly revised forecasts from major aircraft OEMs still point to an approximate doubling of the global aircraft fleet over the next two decades. These assumptions continue to support our underlying strategy as a global provider of aviation training services.

In the SP/C segment, new simulation product orders were lower this year as a result of airline capital constraints and lower aircraft capacity flown in Western markets. We were successful in maintaining our leadership position with 20 sales during fiscal 2010, representing a competed market share of more than 70%. During the last year in the market down-cycle, we experienced acute pricing pressure for the sale of simulation products as a result of CAE and our competitors pursuing fewer market opportunities. These factors, combined with a strong Canadian dollar, have resulted in lower margins on orders booked this year in our SP/C segment backlog. Our SP/C segment normally lags the civil aerospace cycle by approximately 12 months. We expect market conditions to gradually improve and to eventually be reflected in our performance as we make our way through an SP/C backlog that represents the brunt of the down-cycle.

We believe that over the medium-to-long term, the aerospace business, and more specifically the training products and services segments, will continue to experience growth. Recognizing that this is a dynamic market, we continue to monitor key economic and market factors that could impact our business and potentially change our outlook. Actual and potential changes in production rates and aircraft order cancellations by the major OEMs are important determinants in the level of demand for some of our products and solutions.

The impact of the global economic recession is most acute in mature markets like the U.S. and Europe. Economic growth in emerging markets has slowed somewhat from its previous robust pace. However, on a percentage basis, economic growth in these regions continues to outpace the typical growth rate in mature markets. We anticipate positive world GDP growth in the current 2010 calendar year.

8 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

The following trends support our positive medium-to-long-term view for the civil market:

-    Aircraft backlogs;

-    New and more fuel-efficient aircraft platforms;

-    Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

-    Expected long-term growth in air travel;

-    Long-term demand for trained crew members;

-    New international requirements for the qualification of flight simulation training devices (FSTDs).

Aircraft backlogs

In calendar 2009, Boeing received a total of 142 net orders (firm orders less cancellations) for new aircraft and Airbus received a total of 271 net orders. For the three-month period ending March 31, 2010, net aircraft orders for Boeing and Airbus were 83 and 60, respectively. While the pace of order activity has slowed dramatically in calendar 2009, Boeing and Airbus continue to work through lower but still strong backlog levels and this should help generate opportunities for our full portfolio of training products and services. In calendar 2009, Boeing reported a total of 481 commercial airplane deliveries, while Airbus reported 498 deliveries for the same period. For the three-month period ending March 31, 2010, Boeing reported 108 deliveries, while Airbus reported 122 deliveries.

Recently Boeing and Airbus have announced production rate increases for both wide-body and narrow-body aircraft. The increases will take some time to implement and should ultimately translate into higher demand for training products and services.

In the business jet segment, aircraft order deferrals and cancellations have led a number of business aircraft manufacturers to lower their production rates.

New and more fuel-efficient aircraft platforms

OEMs have announced plans to introduce, or have already introduced, new platforms that will drive worldwide demand for simulators and training services. The Boeing 747-8 and 787, Airbus A350XWB, Embraer 190, Dassault Falcon 7X, Embraer Phenom 100 VLJ and 300 LJ aircraft, Mitsubishi Regional Jet, COMAC ARJ21 and the Bombardier CSeries are some recent examples.

New platforms will drive the demand for new kinds of simulators and training programs. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, during fiscal 2010, we signed contracts with Bombardier to use our modelling and simulation expertise to support the design, development and validation of the new CSeries aircraft, and we will also develop the prototype CSeries FFS. We also have a joint venture with Embraer that is providing comprehensive training for the new Phenom 100 VLJ and will provide training for the Phenom 300 LJ aircraft. Deliveries of new model aircraft are susceptible to program launch delays, which in turn will affect the timing of our orders and deliveries.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as Southeast Asia, the Indian sub-continent and the Middle East are expected to experience higher air traffic and economic growth over the long term than mature markets, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the long-term demand for FFSs and training centres.

Expected long-term growth in air travel

Passenger traffic declined 3.5% in calendar 2009 compared to 2008. We anticipate that passenger traffic will resume its growth in the long term. There have been signs in recent months that passenger traffic as well as cargo traffic are recovering. In the first quarter of calendar 2010, passenger traffic increased 8.6% compared to the first quarter of calendar 2009. Over the past 20 years, air travel grew at an average of 4.8% and we expect that over the next 20 years both passenger and cargo travel will meet or slightly exceed this growth. Possible impediments to the steady growth progression in air travel include major disruptions like regional political instability, acts of terrorism, pandemics, natural disasters, a sharp and sustained increase in fuel costs, major prolonged economic recessions or other major world events.

Long-term demand for trained crew members

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and flight attendants worldwide, which has created a shortage of qualified crew members in some markets. The shortage is impacted by aging demographics, fewer military pilots transferring to civil airlines, and low enrolment in technical schools. In emerging markets like India and China, long-term air traffic growth is expected to outpace the growth expected in developed countries, and the infrastructure available to meet the projected demand for crew members is lacking.

This shortage creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand.

A global shortage of maintenance technicians has created an opportunity for us to accelerate our technical training solutions. This trend is, to a lesser degree, also affecting cabin crew, for whom we are also exploring new training solutions.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training will begin taking on an even greater role with the Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO) which may be adopted in the near future by individual national regulatory bodies. The MPL process places more emphasis on simulation-based training to develop ab initio students into first officers for modern aircraft. In the fourth quarter of fiscal 2010, we launched an MPL beta program with AirAsia using new performance-based requirements developed by Transport Canada. If the MPL process is adopted in emerging markets like China, India and Southeast Asia where there is the greatest need for a large supply of qualified pilots, trained in an efficient and effective manner, it would result in increased use of simulation-based training.

CAE Year-End Financial Results 2010 | 9

Management’s Discussion and Analysis

New international requirements for the qualification of flight simulation training devices

During the summer of 2009, the International Civil Aviation Organization (ICAO) published a strategic analysis intended to define flight simulation requirements for the qualification of the new seven ICAO standard FSTDs in the 190 ICAO member States. The ICAO document was drafted by members of the international regulatory community, pilot representative bodies, airlines, and the training and flight simulation industry. The ICAO group conducted a fundamental review to establish the simulation fidelity levels required to support each of the required training tasks for each type of pilot license, qualification, rating or training type. The resulting conclusions have already started to become the basis of reference for all national and international standards for a complete range of seven FSTDs.

The ICAO document states that the top-fidelity ICAO Standard FSTD (Type VII) is required to support each of the required training tasks contained in a number of crucial training to proficiency contexts including recurrent and initial training, MPL and the Airline Transport Pilot License. It also confirms and recognizes the long-term necessity of high-fidelity FSTDs for such highly critical training contexts. The qualification requirements of the ICAO Type VII simulator require a higher fidelity of simulation (including visuals, motion, sound and air traffic control simulation) than today’s level D simulator requirements and we believe the increased demands for more realistic and more immersive training aligns well with our strengths in aviation training as a global modelling and simulation technology leader.

MILITARY MARKET

We generate revenue in six interrelated areas of the defence market value chain. We provide simulation products such as full-mission simulators (FMS); we perform updates and upgrades to simulators; we provide maintenance and support services; we offer turnkey training services; we have a range of capabilities to provide simulation-based professional services for analysis, training and operational decision-making; and we have a software business called Presagis, which develops and sells commercial-off-the-shelf modelling and simulation software solutions to mid-tier markets.

Our strategy in the defence market has been to globalize and diversify our military business. We have diversified our interests across a broad range of national markets and related defence budgets to have a more resilient and predictable stream of military business. We are a leading supplier of simulation and training solutions and have a significant local presence in seven countries. Through the successful execution of our strategy, we see tangible positive results from our efforts.  Over the past two fiscal years (2009 and 2010), we have achieved record military order intake totalling over $2 billion. The strong and diverse base of business that we have developed, combined with the encouraging trends that we see in the global defence market, specifically related to our modelling and simulation niche, give us confidence that we can continue to grow for the foreseeable future.

We approach the world’s defence markets by leveraging our global footprint and our in-country expertise. We have a local presence and centres of excellence in key markets including the U.S., U.K., Canada, Germany, Australia, India and Singapore. We have developed global operating processes which allow us to place a high level of decision-making autonomy within the regions while leveraging the full breadth of our products, services and capabilities. This results in greater efficiency and stronger customer relationships.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces. We have designed the broadest range of military helicopter simulators in the world, and we have also developed more training systems for the C-130 Hercules aircraft than any other company. Our military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as simulated weapon and sensor systems. We have delivered simulation products and training systems to more than
50 military operators in approximately 35 countries, including all of the U.S. services.

Training & Services/Military (TS/M)

Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides turnkey training services and training systems integration expertise to global military forces. We also provide a range of training support services such as contractor logistics support, maintenance services and simulator training at over 60 sites around the world. TS/M additionally provides a variety of modelling and simulation-based professional and defence services.

Market trends and outlook

As a result of successful deliveries on prior programs, we are well positioned on a range of military platforms involving transport aircraft, aerial refuelling tankers, helicopters, lead-in fighter trainers, and maritime patrol aircraft. These aircraft segments specifically include the C-130J Hercules transport aircraft, P-8A Poseidon and P-3C Orion maritime patrol aircraft, A330 Multi-Role Tanker Transport, NH90 helicopter, M-346 and Hawk lead-in fighter trainers, S-70 and H-60 helicopter variants, CH-47 Chinook heavy-lift helicopter, Unmanned Aerial Vehicles (UAVs) and other aircraft that form part of the backbone of defence forces globally. Our positive outlook is supported by the expectation that these aircraft types will continue to be in demand globally. These platforms involve newer aircraft types with long program lives ahead of them and we believe this will drive opportunities for us over the next decade. Our focus in these specific market segments is an important distinction for us as a defence contractor as we believe they are vital to the maintenance of a defence force’s operational capability and readiness. We believe that we have minimal exposure to platform types that may be viewed as more discretionary by the defence establishment and therefore more susceptible to defence spending constraints.

10 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

We anticipate ongoing rationalization of defence budgets globally and for overall spending to remain stable in some markets or modestly decrease in others such as the U.S., which is the world’s largest defence market. We believe, however, that defence spending in the areas involving our products and services will be stable or increase modestly as a result of:

-    Explicit desire of governments and defence forces to increase the use of modelling and simulation;

-    Growing demand for our specialized modelling and simulation-based products and services;

-    High cost of operating live assets for training which leads to more use of simulation;

-    Current nature of warfare which requires joint forces training and mission rehearsal.

We expect that approximately 10,000 new military manned aircraft will be deployed into global military fleets over the next five years and this will generate demand for approximately 300 FMSs. While we do not today address all platforms and all markets, we are able to serve a good portion of this expected demand.

Explicit desire of governments and defence forces to increase the use of modelling and simulation

Also helping to drive our military business is the explicit desire of governments and defence forces to increase the use of modelling and simulation for analysis, training, and operational decision-making. Unlike commercial aerospace where the use of simulation is widely proliferated, the use of simulation in defence has to date been more limited. For example, the Australian government issued a Defence White Paper in 2009 specifically calling for increased use of modelling and simulation to relieve bottlenecks in training. This echoes the sentiments expressed by other militaries globally, especially those expressed by the U.S. defence community. Simulation offers a number of advantages that address an ever-increasing global threat level and new economic constraints that are pressuring top-line defence spending. The cost savings from the use of modelling and simulation are considerable. The U.S. Air Force estimates that live training is approximately 10 times more costly than simulation-based training. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems all point to the greater use of simulation and synthetic training. This type of training is critical for ensuring the readiness of global defence forces as they face new and challenging threats.

Growing demand for our specialized modelling and simulation-based products and services

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon, NH Industries is delivering the NH90 helicopter, EADS is aggressively marketing the A330 MRTT and C-295 transport aircraft worldwide,
Lockheed Martin is doubling production of the C-130 aircraft, Alenia Aermacchi is successfully marketing the M-346 advanced lead-in fighter trainer and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training, and for all of which we have products at different development and production stages.

Trend towards outsourcing of training and maintenance services

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost effectively. For example, we have won or participated in contracts of this nature in Canada, Germany, Australia, the U.K. and the U.S.

Extension and upgrade of existing weapon system platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, several OEMs are offering global militaries operating C-130 aircraft a suite of avionics upgrades, which in turn leads to a requirement for major upgrades to existing C-130 training systems or potential new C-130 training systems. We have recently expanded our C-130 Tampa Training Center with a new C-130H FMS featuring an upgraded glass cockpit avionics suite.

High cost of operating live assets for training which leads to more use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft that are being depreciated faster than originally planned, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

CAE Year-End Financial Results 2010 | 11

Management’s Discussion and Analysis

Current nature of warfare which requires joint forces training and mission rehearsal

Demand for networking

Allies are cooperating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full-mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, over the past years we have delivered
MH-47G and MH-60L combat mission simulators to the U.S. Army’s 160th Special Operations Aviation Regiment that feature the
CAE-developed Common Environment/Common Database (CE/CDB). The CE/CDB promises to significantly enhance rapid simulation-based mission rehearsal capabilities.

HEALTHCARE MARKET

The simulation-based aviation training model is becoming universally recognized as one of the effective ways to prepare healthcare professionals to care for patients and respond to critical situations while reducing the overall risk to patients. Through partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of the healthcare industry. Currently, our healthcare services range from providing simulation-based training solutions to managing simulation-based training centres.

During the year, CAE Healthcare further developed its capabilities in two areas: training centre solutions and medical solutions. We leveraged our broad expertise in managing aviation simulation centres to expand our offering for healthcare simulation centres, including training centre management services and training solutions, as well as the launch of the CAE OWLTM system. The
CAE OWLTM system is used for optimizing the way training is conducted. In the area of medical solutions, we entered the imaging and surgical training fields; both of which are important focus areas for us and where CAE Healthcare can leverage CAE’s core simulation and modeling capabilities. The acquisitions of ICCU and VIMEDIX give us the ability to offer a complete solution for bedside ultrasound training by combining simulators with a comprehensive curriculum. The acquisition of three medical product lines from Immersion enables our entry into the training field for minimally invasive surgical procedures.

We estimate that the total global market for simulation-based healthcare training will be in excess of $1.5 billion by 2012. Although the market potential in this area is large, as our initiative is still in its infancy stage, the results are not yet material for CAE.

3.6      Foreign exchange

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies. We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	2010	2009	Decrease
U.S. dollar (US$ or USD)	1.02	1.26	(19%)
Euro (€)	1.37	1.67	(18%)
British pound (£ or GBP)	1.54	1.80	(14%)

We used the average foreign exchange rates below to value our revenues and expenses:

	2010	2009	Decrease
U.S. dollar (US$ or USD)	1.09	1.13	(4%)
Euro (€)	1.54	1.59	(3%)
British pound (£ or GBP)	1.74	1.91	(9%)

The effect of translating the results of our self-sustaining subsidiaries into Canadian dollars resulted in a decrease in this year’s earnings from continuing operations (after tax) by approximately $4.0 million compared to fiscal 2009.

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of civil and military training centres

Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under GAAP, gains or losses in the net investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the foreign currency translation adjustment (accumulated other comprehensive loss), which is part of the shareholders’ equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the statement of earnings and an impact on year-to-year and quarter-to-quarter comparisons.

12 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

-    Our simulation products operations outside of Canada (Germany, U.S., U.K., Australia and India)

Most of the revenue and costs in these operations from self-sustaining subsidiaries are generated in their local currency except for some data and equipment bought in different currencies from time to time as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

-    Our simulation products operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated from Canada is in foreign currencies, while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the statement of earnings.

We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the current high-level volatility of the Canadian dollar versus the U.S. currency. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

To reduce the variability of specific U.S. and euro-denominated manufacturing costs, we hedged the foreign currency costs incurred in our manufacturing process.

Sensitivity analysis

We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. We evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

-     Foreign currency revenues and expenses in Canada for the manufacturing business – we hedge a portion of these exposures;

-     Translation of foreign currency operations of self-sustaining subsidiaries in foreign countries. Our exposure is mainly in our operating profits.

First we calculated the revenue and expenses per currency to determine the operating income in each currency. Then we deducted the amount of hedged revenues to determine a net exposure by currency. Next we added the net exposure from the self-sustaining subsidiaries to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a change of one cent in the Canadian dollar against each of the other four currencies. The table below shows the typical impact of this change, after taxes, on our yearly revenue and operating income, as well as our net exposure:

Exposure (amounts in millions)	Revenue	Operating Income	Hedging	Net Exposure
U.S. dollar (US$ or USD)	6.4	1.8	(1.4)	0.4
Euro (€)	2.7	0.8	(0.2)	0.6
British pound (£ or GBP)	0.7	0.3	(0.2)	0.1
Australian dollar (AUD$ or AUD)	0.8	–	–	–

3.7      Non-GAAP and other financial measures

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-     For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

-     Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

-     For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

CAE Year-End Financial Results 2010 | 13

Management’s Discussion and Analysis

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-     For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities
(not including long-term debt and its current portion);

-     For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Source of capital:

-    We add net debt to total shareholders’ equity to understand where our capital is coming from.

Maintenance and growth capital expenditure

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

EBIT

Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid and adding proceeds from the sale of property, plant and equipment. Dividends are deducted in the calculation of free cash flow.

Gross margin

Gross margin is a non-GAAP measure equivalent to the segment operating income excluding selling, general and administrative expenses.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

Non-recourse financing

Non-recourse financing to CAE is a non-GAAP measure we use to classify debt, when recourse against the debt is limited to the assets, equity interest and undertaking of a subsidiary, and not CAE Inc.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations excluding interest expense, after tax, divided by the average capital employed. In addition, we also calculate this ratio adjusting earnings and capital employed to reflect the ordinary off-balance sheet operating leases.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using earnings before other income (expense), interest, income taxes and discontinued operations. These items are presented in the reconciliation between total segment operating income and EBIT (See Note 27 of the consolidated financial statements).

14 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

4.     CONSOLIDATED RESULTS

All comparative prior period information of fiscal 2009 has been retroactively restated for a change in accounting standards, which affected our accounting treatment for pre-operating costs. You will find more details in change in accounting standards.

4.1      Results of our operations – fourth quarter of fiscal 2010

Summary of consolidated results

(amounts in millions, except per share amounts)		Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Revenue		$395.9	382.9	364.5	383.0	438.8
Total segment operating income[1]		$64.9	64.6	62.3	72.3	79.6
Restructuring charge		$(1.9)	(3.9)	(1.1)	(27.2)	–
Earnings before interest and income taxes (EBIT)		$63.0	60.7	61.2	45.1	79.6
As a % of revenue	%	15.9	15.9	16.8	11.8	18.1
Interest expense, net		$5.5	6.5	7.4	6.6	5.1
Earnings from continuing operations (before taxes)		$57.5	54.2	53.8	38.5	74.5
Income tax expense		$17.0	16.5	14.7	11.3	21.8
Net earnings		$40.5	37.7	39.1	27.2	52.7
Basic and diluted EPS		$0.16	0.15	0.15	0.11	0.21

The fourth quarter of fiscal 2009 has been restated to reflect a change in the accounting treatment for pre-operating costs.

Revenue was 3% higher than last quarter and 10% lower year over year

Revenue was $13.0 million higher than last quarter mainly because:

-     TS/C’s revenue increased by $11.2 million, or 11%, mainly due to a change in our training revenue mix combined with an increase of flight training organizations’ (FTOs) activities. The increase was partially offset by the negative effect from the stronger Canadian dollar;

-     SP/M’s revenue increased by $8.9 million, or 6%, mainly due to an increase in volume this quarter, particularly from our Canadian programs. The increase was partially offset by a negative foreign exchange impact;

-     TS/M’s revenue increased by $1.0 million, or 1%, mainly as a result of a higher level of activity in our Professional Services business, partially offset by a negative foreign exchange impact;

-     SP/C’s revenue decreased by $8.1 million, or 11%, mainly due to lower production levels resulting from a decline in order intake.

Revenue was $42.9 million lower than the same period last year largely because:

-     SP/C’s revenue decreased by $42.8 million, or 40%, mainly due to lower production levels resulting from a decline in order intake;

-     TS/C’s revenue decreased by $7.8 million, or 6%, mainly due to the negative effect from the stronger Canadian dollar and to the market softness in Europe. The decrease was partially offset by the contribution of additional RSEUs to our network, by the increase of FTOs’ activities and by higher revenue generated in the emerging markets;

-     SP/M’s revenue increased by $5.7 million, or 4%, primarily due to the integration into our results of Bell Aliant’s former
Defence, Security and Aerospace (DSA) business unit, acquired in May 2009, in addition to an increase in volume, particularly from our Canadian programs. The increase was partially offset by a negative foreign exchange impact;

-     TS/M’s revenue increased by $2.0 million, or 3%, mainly due to a strong level of activity in our Professional Services business, combined with an increase in training services in Europe. The increase was partially offset by a negative foreign exchange impact.

You will find more details in Results by segment.

EBIT1 was $2.3 million higher than last quarter and $16.6 million lower year over year

EBIT for this quarter was $63.0 million, or 15.9% of revenue. EBIT was up $2.3 million, or 4%, compared to last quarter, and down $16.6 million, or 21%, year over year. A restructuring charge of $1.9 million was booked this quarter, compared to $3.9 million last quarter and nil in the fourth quarter of last year.

Compared to last quarter, segment operating income was up by $0.3 million. Increases of $3.6 million from TS/C and $2.4 million from SP/M were partially offset by decreases of $3.2 million and $2.5 million from TS/M and SP/C, respectively.

Year over year, segment operating income was down by 18%, or $14.7 million. SP/C, TS/C and SP/M experienced decreases in segment operating income of $9.6 million, $4.1 million and $1.0 million, respectively, while TS/M’s segment operating income remained stable.

You will find more details in Results by segment.

1Non-GAAP measure (see Section 3.7).

CAE Year-End Financial Results 2010 | 15

Management’s Discussion and Analysis

Net interest expense was $1.0 million lower than last quarter and $0.4 million higher year over year

Net interest expense was lower than last quarter mainly because of lower average foreign exchange rates and higher capitalized interest for assets under construction. The year-over-year increase on net interest expense was mainly because of an increase on long-term debt and other interests, partially offset by an increase in capitalized interests for assets under construction and lower average foreign exchange rates.

Effective income tax rate is 30% this quarter

Income taxes this quarter were $17.0 million, representing an effective tax rate of 30%, compared to 30% for the last quarter and 29% in the fourth quarter of fiscal 2009.

4.2      Results of our operations – fiscal 2010

Summary of consolidated results

(amounts in millions, except per share amounts)		FY2010	FY2009	FY2008
Revenue		$1,526.3	1,662.2	1,423.6
Gross margin [1]		$452.2	499.9	437.1
As a % of revenue	%	29.6	30.1	30.7
Total segment operating income		$264.1	305.8	250.6
Restructuring charge		$(34.1)	–	–
Earnings before interest and income taxes (EBIT)		$230.0	305.8	250.6
As a % of revenue	%	15.1	18.4	17.6
Interest expense, net		$26.0	20.2	17.5
Earnings from continuing operations (before taxes)		$204.0	285.6	233.1
Income tax expense		$59.5	83.4	69.7
Earnings from continuing operations		$144.5	202.2	163.4
Results from discontinued operations		$–	(1.1)	(12.1)
Net earnings		$144.5	201.1	151.3
Basic and diluted EPS from continuing operations		$0.56	0.79	0.64
Basic EPS		$0.56	0.79	0.60
Diluted EPS		$0.56	0.79	0.59

Fiscal 2009 and fiscal 2008 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Revenue was 8% or $135.9 million lower than last year

Revenue was lower than last year mainly because:

-     SP/C’s revenue decreased by $193.4 million, or 41%, mainly due to lower production levels resulting from a decline in order intake. The decrease was partially offset by more favourable rates on revenue hedging contracts this year;

-     TS/C’s revenue decreased by $27.0 million, or 6%, mainly due to market softness in North America and Europe and to the negative effect from the stronger Canadian dollar. The decrease was partially offset by the contribution of additional RSEUs to our network, by the increase of FTOs’ activities and by higher revenue generated in the emerging markets;

-     SP/M’s revenue increased by $62.1 million, or 13%, mainly due to an increase in volume and the integration into our results of DSA, acquired in May 2009. The increase was partially offset by a negative foreign exchange impact;

-     TS/M’s revenue increased by $22.4 million, or 9%, mainly as a result of a higher level of activity in our Professional Services business and increased training services in Europe. The increase was partially offset by a negative foreign exchange impact.

You will find more details in Results by segment.

Gross margin was $47.7 million lower than last year

The gross margin was $452.2 million this year, or 29.6% of revenue compared to $499.9 million or 30.1% of revenue last year. As a percentage of revenue, gross margin was stable when compared to last year.

EBIT was $75.8 million lower than last year

EBIT this year was $230.0 million, or 15.1% of revenue. EBIT was down $75.8 million, or 25%, compared to last year. A restructuring charge of $34.1 million was booked this year, compared to nil last year.

Segment operating income was down by 14%, or $41.7 million. Decreases in segment operating income for the civil segments of $42.7 million for SP/C and $11.9 million for TS/C were partially offset by increases for the military segments of $8.0 million and
$4.9 million for SP/M and TS/M respectively.

You will find more details in Results by segment.

1Non-GAAP measure (see Section 3.7).

16 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

Net interest expense was $5.8 million higher than last year

(amounts in millions)	FY2009 to FY2010	FY2008 to FY2009
Net interest, prior period	$20.2	$17.5
Increase in interest on long-term debt	1.5	3.0
Decrease in interest income	–	0.4
Decrease (increase) in capitalized interest	1.9	(1.2)
(Decrease) increase in amortization of deferred financing charges	(0.3)	0.5
Other	2.7	–
Increase in net interest expense from the prior period	$5.8	$2.7
Net interest, current period	$26.0	$20.2

Net interest expense was $26.0 million this year, which is $5.8 million or 29% higher than last year. This is mainly attributed to:

-     Higher interest expense on overall long-term debt, mainly resulting from the net increase of senior notes for $15.0 million and
US$45.0 million by way of a private placement in the first quarter of fiscal 2010, the net increase in capital leases, and issuance of new debts;

-     Decrease in capitalized interests for assets under construction;

-     Increase in other interest expense.

Effective income tax rate is 29%

This fiscal year, income taxes were $59.5 million, representing an effective tax rate of 29%, compared to 29% for the same period last year.

4.3      Restructuring

On May 14, 2009, we introduced actions required to size our company to current and expected market conditions. Approximately
700 employees were affected. A restructuring charge of $34.1 million, consisting mainly of severance and other related costs, including the associated pension expense, was included in net earnings in fiscal 2010. The plan has been completed.

The following summarizes the restructuring costs and remaining provision for fiscal 2010:

(amounts in millions)	Employee Termination Costs	Other Costs	Total
Provision as at March 31, 2009	$–	$–	$–
Expenses recorded	23.5	10.6	34.1
Payments made	(19.0)	(8.2)	(27.2)
Foreign exchange	(0.4)	(0.1)	(0.5)
Provision as at March 31, 2010	$4.1	$2.3	$6.4

4.4      Results of our operations – fiscal 2009 versus fiscal 2008

Revenue

Revenue grew to $1,662.2 million in fiscal 2009, $238.6 million or 17% higher than fiscal 2008. Growth in each of the four segments was mainly due to:

-     A higher level of activity on various simulator contracts awarded in fiscal 2009, for both helicopters (NH90, Super Puma) and transport aircraft (C-130, KDC-10) for the SP/M segment;

-     The integration into our results of the fiscal 2009 acquisitions of Sabena Flight Academy and Academia Aeronautica de Evora S.A. and the August 2007 acquisition of Flightscape Inc., as well as the contribution of additional RSEUs into our network for the TS/C segment. The increase was partially offset by market softness in North America and preliminary indications of softness in Europe;

-     A higher level of activity in fiscal 2009 in addition to more revenue recorded for simulators that were already manufactured prior to 2009 for which we signed sales contracts during that year for the SP/C segment;

-     A strong level of activity in our Professional Services business, revenue generated from the recently began maintenance phase of the Synthetic Environment Core (SE Core) program in the U.S. and an increased level of effort on some of our maintenance service contracts in Germany for the TS/M segment.

Revenue was also positively impacted by the depreciation of the Canadian dollar against the U.S. dollar and the euro.

EBIT

EBIT was $305.8 million, or 18.4% of revenue, in fiscal 2009, representing an increase of $55.2 million or 22% over the fiscal 2008 EBIT of $250.6 million. The increase was due to higher segment operating income from the SP/M, TS/C and TS/M segments, which increased their segment operating income by $36.0 million, $15.4 million and $7.0 million respectively. The increase was partially offset by a decrease in SP/C’s segment operating income of $3.2 million.

CAE Year-End Financial Results 2010 | 17

Management’s Discussion and Analysis

Net interest

Net interest was $20.2 million in fiscal 2009, a $2.7 million or 15% increase over fiscal 2008. This was mainly due to:

-     Higher interest expense on overall long-term debt and increased amortization of deferred financing costs, mainly related to the non-recourse financing secured at the end of the first quarter of fiscal 2008;

-     Lower interest income resulting from lower cash on hand in fiscal 2009 compared to fiscal 2008, in addition to lower interest rates.

The increase in net interest expense was partially offset by an increase in capitalized interest. In fiscal 2009, compared to fiscal 2008, we had a higher level of assets under construction to support our growth initiatives.

Income taxes

We recorded an income tax expense of $83.4 million in fiscal 2009, representing an effective tax rate of 29%, compared to 30% in fiscal 2008. The lower tax rate in fiscal 2009 was mainly due to a change in the mix of income from various jurisdictions.

Discontinued operations

Net loss from discontinued operations was $1.1 million in fiscal 2009, mainly attributed to fees incurred in the litigation initiated by us for further payment following the disposal, in fiscal 2003, of the assets of the sawmill division of our Forestry Systems.

4.5      Consolidated orders and backlog

Our consolidated backlog was $3,042.8 million at the end of fiscal 2010, which is 4% lower than last year. New orders of $1,574.9 million increased the backlog this year, while $1,526.3 million in revenue was generated from the backlog.

Backlog down by 4% over last year

(amounts in millions)	FY2010	FY2009	FY2008
Backlog, beginning of period	$3,181.8	$2,899.9	$2,774.6
+ orders	1,574.9	1,940.2	1,665.5
- revenues	(1,526.3)	(1,662.2)	(1,423.6)
+/- adjustments	(187.6)	3.9	(116.6)
Backlog, end of period	$3,042.8	$3,181.8	$2,899.9

In addition to the negative foreign exchange impact resulting from the stronger Canadian dollar, the fiscal 2010 adjustments include the following:

-     A downward revision of $44.5 million made in TS/C to incorporate the impact of revised revenue expectations for contracts signed with customers, reflecting current market conditions;

-     Contracts acquired in the DSA acquisition have been included in the backlog of SP/M and TS/M for a total of $177.8 million.

The book-to-sales ratio for the quarter was 1.59x. The ratio for the last 12 months was 1.03x.

You will find more details in Results by segment, below.

5.     RESULTS BY SEGMENT

We manage our business and report our results in four segments:

Civil segments:

-    Training & Services/Civil (TS/C);

-    Simulation Products/Civil (SP/C).

Military segments:

-    Simulation Products/Military (SP/M);

-    Training & Services/Military (TS/M).

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level.

If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

18 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

KEY PERFORMANCE INDICATORS

Segment operating income

(amounts in millions, except operating margins)		FY2010	FY2009	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Civil segments
Training & Services/Civil		$75.1	87.0	21.0	17.4	15.9	20.8	25.1
	%	17.3	18.9	18.5	17.0	15.5	18.1	20.7
Simulation Products/Civil		$49.4	92.1	8.9	11.4	12.4	16.7	18.5
	%	17.4	19.3	13.8	15.7	19.4	20.1	17.2
Military segments
Simulation Products/Military		$95.7	87.7	25.8	23.4	24.3	22.2	26.8
	%	17.5	18.1	17.3	16.7	17.7	18.7	18.7
Training & Services/Military		$43.9	39.0	9.2	12.4	9.7	12.6	9.2
	%	16.7	16.2	13.4	18.4	16.1	18.9	13.8
Total segment operating income (SOI)		$264.1	305.8	64.9	64.6	62.3	72.3	79.6
Restructuring charge		$(34.1)	–	(1.9)	(3.9)	(1.1)	(27.2)	–
EBIT		$230.0	305.8	63.0	60.7	61.2	45.1	79.6

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Capital employed

(amounts in millions)	March 31 2010	December 31 2009	September 30 2009	June 30 2009	March 31 2009
Civil segments
Training & Services/Civil	$969.8	995.0	1,018.9	1,093.2	1,151.4
Simulation Products/Civil	$29.6	39.9	28.5	25.6	(53.9)
Military segments
Simulation Products/Military	$147.0	181.9	167.6	174.6	148.8
Training & Services/Military	$174.2	196.4	173.9	172.5	162.2
	$1,320.6	1,413.2	1,388.9	1,465.9	1,408.5

The comparative period of fiscal 2009 has been restated to reflect a change in the accounting treatment for pre-operating costs.

5.1      Civil segments

FISCAL 2010 EXPANSIONS AND NEW INITIATIVES

-     We launched a new suite of products and services as part of Bombardier’s CSeries aircraft program called the CAE Augmented Engineering EnvironmentTM. The CAE Augmented Engineering EnvironmentTM includes a modelling and simulation environment that allows OEMs to evaluate, test, and validate a range of aircraft models and systems during the development phase. We complement the delivery of the CAE Augmented Engineering EnvironmentTM with engineering design and support services throughout the development phase of the aircraft program;

-     We launched the CAE 3000 Series helicopter mission simulator product family for the previously underserved civil helicopter market. Our new simulation capability offers unprecedented realism for helicopter-specific mission training, including offshore, emergency medical services, law enforcement, long line, high-altitude, corporate, and other operations. We are the first to incorporate artificially intelligent human form and moving vehicle dynamic simulation for civil helicopter training tasks and mission scenarios. The first CAE 3000 Series will be available for training by the summer of 2010;

-     We will begin offering Bell 412 training programs later in the year in Mexico, for which Bell Helicopter is providing aircraft systems and performance data and technical support;

-     We added a Bombardier Global Express FFS and training program at the Emirates-CAE Flight Training (ECFT) joint venture in Dubai, bringing the total number of simulators at the facility to 12;

-     We, together with the Solidarity Fund QFL and SGF, announced the creation of a limited partnership to provide qualifying customers competitive lease financing for our civil flight simulation equipment manufactured in Québec and exported around the world.

TRAINING & SERVICES/CIVIL

TS/C obtained contracts this quarter expected to generate future revenues of $123.6 million, including:

-     A contract with sponsoring airline AirAsia for our first MPL beta program that will adhere to new performance-based ATO certification requirements developed by Transport Canada and based on ICAO guidelines. Graduates of our first MPL beta program are expected to enter the IOE program to become A320 First Officers with AirAsia;

-     A contract with the Kingdom of Saudi Arabia to deliver a CAE Flightscape flight recorder and analysis laboratory;

-     Extended our training service agreement with Brussels Airlines through calendar 2012 on an exclusive basis for AVRO, A320, A330 and B737-300 simulator training;

-     A contract awarded by the FAA for a Multiple Award for General Aviation and Business Aircraft Pilot Training for five years;

-     A ten-year contract renewal for B767 training at our Santiago training centre with LAN airlines.

CAE Year-End Financial Results 2010 | 19

Management’s Discussion and Analysis

Financial results

(amounts in millions except operating margins, RSEU and FFSs deployed)		FY2010	FY2009	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Revenue		$433.5	460.5	113.6	102.4	102.8	114.7	121.4
Segment operating income		$75.1	87.0	21.0	17.4	15.9	20.8	25.1
Operating margins	%	17.3	18.9	18.5	17.0	15.5	18.1	20.7
Amortization & depreciation		$65.2	62.3	15.5	17.1	15.7	16.9	16.1
Capital expenditures		$79.5	168.9	23.9	13.0	18.9	23.7	52.7
Capital employed		$969.8	1,151.4	969.8	995.0	1,018.9	1,093.2	1,151.4
Backlog		$728.7	1,006.4	728.7	755.9	792.3	906.9	1,006.4
RSEU[3]		129	118	131	129	128	130	123
FFSs deployed		148	141	148	146	144	142	141

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Revenue up by 11% over last quarter and down by 6% year over year

The increase from last quarter was mainly attributable to the change in our training revenue mix combined with an increase in FTOs’ activities. The increase was partially offset by the negative effect from the stronger Canadian dollar.

The decrease year over year was mainly attributed to the negative effect from the stronger Canadian dollar and to the market softness in Europe. The decrease was partially offset by the contribution of additional RSEUs to our network, by the increase in FTOs’ activities and by higher revenue generated in the emerging markets.

Revenue was $433.5 million this year, 6% or $27.0 million lower than last year

The decrease over last year was mainly attributed to the market softness in North America and Europe and to the negative effect from the stronger Canadian dollar. The decrease was partially offset by the contribution of additional RSEUs to our network, by the increase in FTOs’ activities and by higher revenue generated in the emerging markets.

Segment operating income up by 21% over last quarter and down by 16% year over year

Segment operating income was $21.0 million (18.5% of revenue) this quarter, compared to $17.4 million (17.0% of revenue) last quarter and $25.1 million (20.7% of revenue) in the same period last year.

Segment operating income increased by $3.6 million, or 21%, over last quarter. The increase was mainly attributable to the change in our training revenue mix and by an increase in our FTOs’ activities. The increase was partially offset by the negative effect from the stronger Canadian dollar.

Year-over-year segment operating income decreased by $4.1 million, or 16%, mainly due to the negative effect from the stronger Canadian dollar and to market softness in Europe. As well, last year’s segment operating income included the realization of a one-time gain resulting from finalization of a contribution to a venture. The decrease was partially offset by higher income from FTOs’ activities and by the cost containment measures taken this year.

Segment operating income was $75.1 million, down 14% or $11.9 million over last year

Segment operating income was $75.1 million (17.3% of revenue) this year, compared to $87.0 million (18.9% of revenue) last year.

The decrease over last year was attributed to the market softness in Europe and North America combined with the negative effect from the stronger Canadian dollar. The decrease was partially offset by the cost containment measures taken this year, by the contribution of additional RSEUs to our network, by the gain on the disposal of three used FFSs, in addition to higher segment operating income generated in the emerging markets and from FTOs’ activities. As well, last year’s segment operating income included a realization of cost savings due to the successful integration of a venture and a one-time realization of cost savings from the integration of another venture.

Capital expenditures at $23.9 million this quarter and $79.5 million for the year

Maintenance capital expenditures were $9.3 million for the quarter and $32.0 million for the year. Growth capital expenditures were
$14.6 million for the quarter and $47.5 million for the year. We continue to selectively expand the training network to address additional market share and in response to training demands from our customers.

Capital employed decreased by $25.2 million over last quarter and by $181.6 million over last year

Capital employed decreased over the last quarter mainly due to the impact of foreign exchange fluctuations partially offset by the increase in non-cash working capital.

Capital employed decreased over the prior year mainly due to the impact of foreign exchange and by the decrease in non-cash working capital.

3 Non-GAAP measure (see Section 3.7).

20 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

Backlog down by 28% over last year

(amounts in millions)	FY2010	FY2009
Backlog, beginning of period	$1,006.4	$963.3
+ orders	351.2	463.7
- revenues	(433.5)	(460.5)
+/- adjustments (mainly FX)	(195.4)	39.9
Backlog, end of period	$728.7	$1,006.4

Adjustments include the foreign exchange impact and a downward revision of $44.5 million made during the year to incorporate the impact of revised revenue expectations for contracts signed with customers, reflecting current market conditions.

This quarter’s book-to-sales ratio was 1.09x. The ratio for the last 12 months was 0.81x.

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 6 FFSs this quarter:

-     One CAE 7000 Series Boeing 777-300ER FFS to Turkish Airlines;

-     One CAE 7000 Series Boeing 737-800 FFS to Skymark Airlines;

-     One CAE 7000 Series ATR 72-500 FFS and two CAE 7000 Series Boeing 737-900ER FFSs to Lion Air;

-     One CAE 7000 Series A330/A340 convertible FFS to Saudi Arabian Airlines.

This brings SP/C’s order intake for the year to 20 FFSs.

During the fourth quarter, a change order contract amendment was signed with Mumtalakat to switch their order for an A330/340 FFS to an Embraer 170/190 FFS.

Financial results

(amounts in millions except operating margins)		FY2010	FY2009	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Revenue		$284.1	477.5	64.5	72.6	63.9	83.1	107.3
Segment operating income		$49.4	92.1	8.9	11.4	12.4	16.7	18.5
Operating margins	%	17.4	19.3	13.8	15.7	19.4	20.1	17.2
Amortization & depreciation		$6.5	6.8	1.7	1.6	1.7	1.5	2.1
Capital expenditures		$14.7	5.6	12.3	0.6	0.5	1.3	1.7
Capital employed		$29.6	(53.9)	29.6	39.9	28.5	25.6	(53.9)
Backlog		$252.4	288.2	252.4	244.1	254.5	293.6	288.2

Revenue down by 11% over last quarter and 40% year over year

The decrease over last quarter was primarily due to lower production levels resulting from a decline in order intake and less revenue recognized this quarter for simulator sales not accounted for using the percentage-of-completion method. In the prior quarter, the cancellation of an order, for which the production of the simulator was already in progress, had a negative effect on revenue for that period.

The year-over-year decrease was primarily due to lower production levels resulting from a decline in order intake.

Revenue was $284.1 million for the year, 41% or $193.4 million lower than last year

The decrease in revenue was primarily due to lower production levels resulting from a decline in order intake. The decrease was partially offset by more favourable rates on revenue hedging contracts this year.

Segment operating income down by 22% over last quarter and 52% year over year

Segment operating income was $8.9 million (13.8% of revenue) this quarter, compared to $11.4 million (15.7% of revenue) last quarter and $18.5 million (17.2% of revenue) in the same period last year.

The decrease over last quarter was primarily due to decreased volume and a lower utilization of funds from our R&D cost-sharing programs.

The year-over-year decrease was mainly due to lower volume, lower prices on orders booked this year resulting from more intense competition as a consequence of the current market environment and a decrease in the utilization of funds from our R&D cost-sharing programs. The decrease was partially offset by a favourable impact resulting from the revaluation of our non-cash working capital accounts denominated in foreign currencies.

Segment operating income was $49.4 million for the year, 46% or $42.7 million lower than last year

Segment operating income was $49.4 million (17.4% of revenue) this year, compared to $92.1 million (19.3% of revenue) last year.

The decrease was primarily due to lower volume and a decline in project margins, resulting from challenging market conditions. The decrease was partially offset by a positive impact resulting from our favourable hedging rates.

CAE Year-End Financial Results 2010 | 21

Management’s Discussion and Analysis

Capital employed decreased by $10.3 million from last quarter and increased by $83.5 million over last year

Capital employed decreased from last quarter mainly as a result of lower non-cash working capital accounts. This was primarily due to a higher collection of accounts receivable, in addition to a reduction of our inventory levels and contracts in progress. The decrease was partially offset by an increase in our property, plant and equipment, resulting from the purchase of a building in India for
CAE Simulation Technologies Private Ltd and lower deposits on contracts.

Capital employed was higher than last year, mainly due to higher non-cash working capital accounts. This was principally due to lower levels of accounts payable and accrued liabilities and an increase in the value of our foreign exchange contracts, partially offset by lower accounts receivable. The increase was also due to higher property, plant and equipment, resulting from the purchase of a building in India for CAE Simulation Technologies Private Ltd.

Backlog down by 12% over last year

(amounts in millions)	FY2010	FY2009
Backlog, beginning of period	$288.2	$381.8
+ orders	254.6	383.2
- revenues	(284.1)	(477.5)
+/- adjustments (mainly FX)	(6.3)	0.7
Backlog, end of period	$252.4	$288.2

This quarter’s book-to-sales ratio was 1.15x. The ratio for the last 12 months was 0.90x.

5.2      Military segments

FISCAL 2010 EXPANSIONS AND NEW INITIATIVES

-     We continued our development of an Augmented Visionics System (AVS) to enable helicopter pilots to operate safely in the most extreme conditions, including landing in brownouts when dust recirculation caused by rotor downwash obscures the pilot’s view during critical maneuvering operations at very low altitudes. During fiscal 2010, we conducted several successful tests of our AVS solution at the U.S. Department of Defence Yuma Proving Grounds;

-     We are developing the CAE Volume-Based Intelligence, Surveillance and Reconnaissance System (CAE VISR), which integrates advanced sensor technologies and a Common Database (CDB) similar to our augmented visionics system (AVS) to help dramatically improve situational awareness and provide real-time intelligence gathering, information rendering and visualization, and improvised explosive device (IED) detection to battlefield commanders. The goal of our VISR program is to develop an effective system for IED detection;

-     We are collaborating with the National Aerospace Laboratory (NLR) in the Netherlands, an independent technological institute responsible for applied research in aerospace and defence, on a wide range of R&D projects designed to expand the role of modelling and simulation at the NLR;

-     We, together with Hindustan Aeronautics Limited (HAL), held a ceremony to lay the foundation stone for a new helicopter training centre in Bangalore, which will be operated by the Helicopter Academy to Train by Simulation of Flying (HATSOFF), an
equally-owned joint venture between HAL and CAE. In early 2010, HATSOFF announced that the first simulator for the Bell 412 would be arriving in India and be operational by mid-summer 2010;

-     We completed a major upgrade of the CAE-built Lynx Mk8 FMS for the Royal Navy, as well as delivered a new Lynx cockpit procedures trainer (LCPT) and a CAE SimfinityTM system-based trainer (SBT) located at the Royal Naval Air Station (RNAS) Yeovilton, U.K. This suite of training equipment has given the Royal Navy a comprehensive suite of synthetic training devices in support of the Lynx Mk8 maritime helicopter;

-     We expanded our C-130 training centre located in Tampa, Florida with the addition of a new C-130H full-mission simulator. The new simulator which is being used to train the RSAF, features Esterline CMC Electronics’ C-130 glass cockpit avionics system, which CMC offers to global C-130 operators considering avionics modernization programs for existing C-130 Hercules aircraft.

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $222.7 million in orders this quarter, including:

-     One CH-147F training suite to Canada’s DND under the OTSP program in support of Canada’s new fleet of 15 CH-147F Chinook medium-to-heavy lift helicopters;

-     A comprehensive academic training system for the C-130 and KDC-10 aircraft, which includes CAE SimfinityTM virtual simulators (VSIM) and multimedia courseware, to the Royal Netherlands Air Force.

Financial results

(amounts in millions except operating margins)		FY2010	FY2009	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Revenue		$545.6	483.5	149.3	140.4	137.4	118.5	143.6
Segment operating income		$95.7	87.7	25.8	23.4	24.3	22.2	26.8
Operating margins	%	17.5	18.1	17.3	16.7	17.7	18.7	18.7
Amortization & depreciation		$11.3	11.4	2.8	2.7	3.2	2.6	3.8
Capital expenditures		$5.8	6.5	0.9	2.3	1.1	1.5	2.0
Capital employed		$147.0	148.8	147.0	181.9	167.6	174.6	148.8
Backlog		$868.0	893.0	868.0	815.3	889.8	1,072.5	893.0

22 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

Revenue up by 6% over last quarter and by 4% year over year

The increase over last quarter was mainly due to an increase in volume this quarter, particularly from our Canadian programs. The increase was partially offset by a negative foreign exchange impact.

The increase year over year was primarily due to the integration into our results of DSA, acquired in May 2009, in addition to an increase in volume, particularly from our Canadian programs. The increase was partially offset by a negative foreign exchange impact.

Revenue was $545.6 million this year, 13% or $62.1 million higher than last year

The increase in revenue over last year was mainly due to an increase in volume and the integration into our results of DSA, acquired in May 2009. The increase was partially offset by a negative foreign exchange impact.

Segment operating income up by 10% over last quarter and down 4% year over year

Segment operating income was $25.8 million (17.3% of revenue) this quarter, compared to $23.4 million (16.7% of revenue) last quarter and $26.8 million (18.7% of revenue) in the same period last year.

The increase over last quarter was mainly due to the higher volume, as explained above, in addition to a more favourable program mix. The increase was partially offset by increased R&D activities this quarter.

The year-over-year decrease was mainly due to increased R&D activities and a negative foreign exchange impact. The decrease was partially offset by the integration into our results of DSA, acquired in May 2009, and a more favourable program mix this quarter.

Segment operating income was $95.7 million this year, 9% or $8.0 million higher than last year

Segment operating income was $95.7 million (17.5% of revenue) this year, compared to $87.7 million (18.1% of revenue) last year.

Segment operating income increased mainly due to the above-mentioned increase in volume and the integration into our results of DSA, acquired in May 2009. The increase was partially offset by increased R&D activities and a negative foreign exchange impact.

Capital employed decreased by $34.9 million over last quarter and $1.8 million over last year

The decrease over last quarter was primarily due to lower non-cash working capital accounts, mainly due to a decrease in accounts receivable and increased accounts payable and accrued liabilities.

The decrease over last year was mainly due to lower non-cash working capital accounts, mainly due to a decrease in accounts receivable and an increase in accounts payable and accrued liabilities, partially offset by an increase in goodwill and other assets.

Backlog down by 3% over last year

(amounts in millions)	FY2010	FY2009
Backlog, beginning of period	$893.0	$765.1
+ orders	545.7	599.4
- revenues	(545.6)	(483.5)
+/- adjustments	(25.1)	12.0
Backlog, end of period	$868.0	$893.0

Adjustments include the negative foreign exchange impact and certain contracts acquired in the DSA transaction that have been identified as SP/M related.

This quarter’s book-to-sales ratio was 1.49x. The ratio for the last 12 months was 1.00x.

TRAINING & SERVICES/MILITARY

TS/M was awarded $207.8 million in orders this quarter, including:

-     A 20-year in-service support contract for the CH-147F aircrew training program to Canada’s DND under the OTSP program;

-     The continuation to provide training support services as part of the U.S. Air Force’s C-130J Maintenance and Aircrew Training System program and C-130E/H Aircrew Training System program;

-     The continuation to provide development and services as part of the Synthetic Environment Core (SE Core) program.

Financial results

(amounts in millions except operating margins)		FY2010	FY2009	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Revenue		$263.1	240.7	68.5	67.5	60.4	66.7	66.5
Segment operating income		$43.9	39.0	9.2	12.4	9.7	12.6	9.2
Operating margins	%	16.7	16.2	13.4	18.4	16.1	18.9	13.8
Amortization & depreciation		$10.2	8.4	2.3	3.0	2.6	2.3	2.6
Capital expenditures		$30.9	22.7	11.4	8.2	5.8	5.5	6.4
Capital employed		$174.2	162.2	174.2	196.4	173.9	172.5	162.2
Backlog		$1,193.7	994.2	1,193.7	1,101.8	1,098.2	1,005.2	994.2

Comparative periods of fiscal 2009 have been restated to reflect a change in the treatment for pre-operating costs.

CAE Year-End Financial Results 2010 | 23

Management’s Discussion and Analysis

Revenue up by 1% over last quarter and by 3% year over year

The increase over last quarter mainly resulted from a higher level of activity in our Professional Services business, partially offset by a negative foreign exchange impact.

The increase year over year was primarily due to a strong level of activity in our Professional Services business, combined with an increase in training services in Europe. The increase was partially offset by a negative foreign exchange impact.

Revenue was $263.1 million this year, 9% or $22.4 million higher than last year

The increase was mainly the result of a higher level of activity in our Professional Services business and increased training services in Europe. The increase was partially offset by a negative foreign exchange impact.

Segment operating income down 26% over last quarter and stable year over year

Segment operating income was $9.2 million (13.4% of revenue) this quarter, compared to $12.4 million (18.4% of revenue) last quarter and $9.2 million (13.8% of revenue) in the same period last year.

The decrease from last quarter was due to a less favourable program mix and a negative foreign exchange impact this quarter.

Segment operating income was stable year over year. The increase in volume was offset by a negative foreign exchange impact.

Segment operating income was $43.9 million this year, 13% or $4.9 million higher than last year

Segment operating income was $43.9 million (16.7% of revenue) this year, compared to $39.0 million (16.2% of revenue) last year.

The increase was primarily due to increased training services in Europe, partially offset by a lower utilization of funds from our R&D cost-sharing program and a negative foreign exchange impact.

Capital employed decreased by $22.2 million over last quarter and increased $12.0 million over last year

The decrease from last quarter was primarily due to decrease in non-cash working capital accounts, mainly due to a decrease in accounts receivable and increased accounts payable and accrued liabilities.

The increase over last year was mainly due to an increase in property, plant and equipment, resulting from investments for additional simulators to support training demand, partially offset by a decrease in non-cash working capital.

Backlog up by 20% over last year

(amounts in millions)	FY2010	FY2009
Backlog, beginning of period	$994.2	$789.7
+ orders	423.4	493.9
- revenues	(263.1)	(240.7)
+/- adjustments	39.2	(48.7)
Backlog, end of period	$1,193.7	$994.2

Adjustments include the negative foreign exchange impact and certain contracts acquired in the DSA transaction that have been identified as TS/M related.

This quarter’s book-to-sales ratio was 3.03x. The ratio for the last 12 months was 1.61x.

Combined military performance favourable over last year

For fiscal 2010, our $808.7 million combined military revenue represented an $84.5 million or 12% increase over fiscal 2009 and our $139.6 million combined military operating income represented a $12.9 million or 10% increase over the same period. You will find more details in the above Results by segment sections of SP/M and TS/M.

This quarter’s combined military book-to-sales ratio was 1.98x. The ratio for the last 12 months was 1.20x.

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

-    Cash generated from operations, including timing of milestone payments and management of working capital;

-    Capital expenditure requirements;

-    Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

24 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

6.1      Consolidated cash movements

(amounts in millions)	FY2010	FY2009	FY2008	Q4-2010	Q3-2010	Q4-2009
Cash provided by continuing operating activities*	$270.6	$289.5	$273.9	$87.6	$62.2	$76.9
Changes in non-cash working capital	(3.6)	(95.1)	(16.9)	61.1	(40.4)	(5.1)
Net cash provided by continuing operations	$267.0	$194.4	$257.0	$148.7	$21.8	$71.8
Maintenance capital expenditures	(53.5)	(54.5)	(83.3)	(23.0)	(9.4)	(27.7)
Proceeds from disposal of property, plant and equipment	8.8	–	–	–	0.3	–
Other assets	(13.0)	(5.7)	(5.5)	(3.2)	(4.8)	(2.1)
Cash dividends	(30.3)	(29.6)	(9.8)	(7.6)	(7.6)	(7.6)
Free cash flow [1]	$179.0	$104.6	$158.4	$114.9	$0.3	$34.4
Growth capital expenditures	(77.4)	(149.2)	(106.2)	(25.5)	(14.7)	(35.1)
Deferred development costs	(14.6)	(10.5)	(16.5)	(5.2)	(3.3)	(3.1)
Other cash movements, net	5.6	(4.1)	8.0	1.5	2.1	(3.4)
Business acquisitions (net of cash and cash equivalents acquired)	(34.7)	(41.5)	(41.8)	(5.1)	(6.7)	(2.4)
Effect of foreign exchange rate changes on cash and cash equivalents	(32.1)	17.7	(0.1)	(11.7)	(4.6)	0.9
Net increase (decrease) in cash before proceeds and repayment of long-term debt	$25.8	$(83.0)	$1.8	$68.9	$(26.9)	$(8.7)

* before changes in non-cash working capital

Comparative periods of fiscal 2009 and fiscal 2008 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Free cash flow was $114.9 million for the quarter

Free cash flow was $114.6 million higher than last quarter and $80.5 million higher year over year.

The increase from last quarter was mainly due to a favourable change in non-cash working capital and cash provided by continuing operating activities, partially offset by an increase in maintenance capital expenditures.

The increase year over year was mainly due to a favourable change in non-cash working capital and cash provided by continuing operating activities.

Free cash flow was $179.0 million this year

Free cash flow was 71% or $74.4 million higher than last year.

The increase in free cash flow was mainly due to a favourable change in non-cash working capital and proceeds from the disposal of property, plant and equipment, partially offset by a decrease in cash provided by continuing operating activities and increased other assets.

Maintenance capital expenditures decreased by $1.0 million, while growth capital expenditures decreased by $71.8 million this year

Total capital expenditures of $130.9 million this year included the ongoing investment to grow our training network.

6.2      Sources of liquidity

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through these committed bank lines at March 31, 2010 was US$400.0 million (2009 – US$400.0 million) and €100.0 million (2009 – €100.0 million), of which US$189.7 million was used for letters of credit (2009 – US$93.5 million). The applicable interest rate on this revolving term credit facility is at our option, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. There were no borrowings under the facilities as at March 31, 2010 nor as at March 31, 2009.

On April 6, 2010, we announced the conclusion of an agreement to refinance the above-mentioned credit facility, due to expire in July 2010. The new agreement is a committed three-year revolving credit facility of US$450.0 million with an option to increase to a total amount of up to US$650.0 million.

We have an unsecured and uncommitted bank line of credit available in euros totalling €2.0 million compared to €3.0 million at
March 31, 2009. The line of credit bears interest at a euro base rate. We had not drawn down on this operating line as at March 31, 2010.

1Non-GAAP measure (see Section 3.7).

CAE Year-End Financial Results 2010 | 25

Management’s Discussion and Analysis

In June 2009, we issued unsecured senior notes for $15.0 million and US$105.0 million by way of a private placement for an average term at inception of 8.5 years at an average blended interest rate of 7.15% with interest payable semi-annually in June and December. Of the total proceeds from this debt, US$60.0 million was used to pay maturing notes under the 1997 Note issue, with the balance of proceeds to be used for general corporate purposes.

During fiscal 2010, we obtained an interest-bearing long-term obligation from the Government of Canada for our participation in Project Falcon, an R&D program that will continue over five years, for a maximum amount of $250.0 million. The aggregate amount recognized in fiscal 2010 was $33.8 million (refer to Note 1 of the consolidated financial statements). The discounted value of the debt recognized amounted to $9.1 million as at March 31, 2010.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$100.0 million. This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As at March 31, 2010, the total outstanding for all these instruments, translated into Canadian dollars, was $100.0 million compared to $69.7 million as at March 31, 2009. The increase in advance payment guarantees results mainly from increased activity in countries where bank guarantees are required for payments to be made prior to receiving the goods and equipment, as well as increased activity on military projects.

Throughout the year, we and our subsidiaries have raised or incurred additional recourse and non-recourse debt in order to finance our operations and our projects.

As well, during the year, we arranged with a European bank for it to issue advance payment guarantees of approximately $32.4 million in support of our European military operations.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will enable the pursued growth of our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

The following table summarizes the long-term debt:

(amounts in millions)	As at March 31 2010	As at March 31 2009
Total recourse debt	$294.7	$240.1
Total non-recourse debt(1)	198.0	240.2
Total long-term debt	492.7	480.3
Less:
Current portion of long-term debt	40.1	121.6
Current portion of capital lease	11.0	4.0
	$441.6	$354.7

(1) Non-recourse debt is classified as such when recourse against the debt in a subsidiary is limited to the assets, equity interest and undertaking of such subsidiary and not CAE Inc.

6.3      Government cost-sharing

We have signed agreements with various governments whereby the latter shares in the cost, based on expenditures incurred by us, of certain R&D programs for modelling and simulation, visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications, as well as for the new markets of simulation-based training in healthcare, mining and energy.

During fiscal 2006, we launched Project Phoenix, a $630-million, five-to-six-year R&D initiative to improve leading-edge technologies and to develop additional applications that reinforce our industry position as a world leader in simulation, modelling and services.

The Government of Canada agreed, through Technology Partnerships Canada (TPC), to invest up to 30% ($189 million) of the value of the program. We also signed an agreement in fiscal 2007 with the Government of Québec for Investissement Québec to contribute up to $31.5 million to Project Phoenix over five years.

During fiscal 2009, we announced that we will invest up to $714 million in Project Falcon, an R&D program that will continue over five years. The goal of Project Falcon is to expand our modelling and simulation technologies, develop new ones and increase our capabilities beyond training into other areas of the aerospace and defence market, such as analysis and operations. Concurrently, the Government of Canada agreed to participate in Project Falcon through a repayable investment of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI), which supports strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries (refer to Note 13 of our consolidated financial statements).

During fiscal 2010, we announced that we will invest up to $274 million in Project New Core Markets, an R&D program extending over seven years. The aim is to leverage our modelling, simulation and training services expertise into the new markets of healthcare, mining and energy. The Québec government agreed to participate up to $100 million in contributions related to costs incurred before the end of fiscal 2016.

In addition to these programs, we have also signed, in previous years, R&D agreements with the Government of Canada, in order to share in a portion of the specific costs incurred by us on previous R&D programs.

You will find more details in Note 23 of our consolidated financial statements.

26 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

6.4      Contractual obligations

We enter into contractual obligations and commercial commitments in the normal course of our business. These include debentures and notes and others. The table below shows when they mature.

Contractual obligations

As at March 31, 2010 (amounts in millions)	2011	2012	2013	2014	2015	Thereafter	Total
Long-term debt (excluding interest)	$40.9	$25.7	$77.9	$33.1	$32.4	$249.3	$459.3
Capital leases (excluding interest)	11.0	4.4	4.5	4.7	5.0	5.5	35.1
Operating leases	55.2	56.3	42.6	36.6	28.3	91.0	310.0
Purchase obligations	5.1	5.0	2.5	–	–	–	12.6
Total	$112.2	$91.4	$127.5	$74.4	$65.7	$345.8	$817.0

We also had total availability under the committed credit facilities of US$210.3 million and €100.0 million available as at March 31, 2010 compared to US$306.5 million and €100.0 million at March 31, 2009.

We have purchase obligations related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at approximate times.

As at March 31, 2010 we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. Cash obligations on accrued employee pension liability depend on various elements including market returns, actuarial gains and losses and the interest rate.

We did not include future income tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

7.     CONSOLIDATED FINANCIAL POSITION

7.1      Consolidated capital employed

(amounts in millions)	As at March 31 2010	As at March 31 2009
Use of capital:
Non-cash working capital [1]	$(40.4)	$(60.4)
Property, plant and equipment, net	1,147.2	1,302.4
Other long-term assets	511.7	463.5
Other long-term liabilities	(282.9)	(222.6)
Total capital employed	$1,335.6	$1,482.9
Source of capital:
Net debt	$179.8	$285.1
Shareholders’ equity	1,155.8	1,197.8
Source of capital	$1,335.6	$1,482.9

The comparative period has been restated to reflect a change in the accounting treatment for pre-operating costs.

Capital employed decreased 10% over last year

The decrease was mainly the result of lower property, plant and equipment, and an increase in other long-term liabilities, partially offset by increases in other long-term assets and non-cash working capital.

Our return on capital employed1 (ROCE) was 11.4% (10.9% adjusted for operating leases) this year compared to 16.1%
(14.6% adjusted for operating leases) for last year.

Non-cash working capital increased by $20.0 million

The increase resulted mainly from a decrease in accounts payable and accrued liabilities and to an increase in income taxes recoverable and was partially offset by a decrease in accounts receivable.

Net property, plant and equipment down $155.2 million

The decrease was mainly due to foreign exchange of $222.1 million and normal depreciation of $75.4 million, partially offset by capital expenditures of $130.9 million.

Net debt lower than last year

The decrease was largely caused by the appreciation of the Canadian dollar against our foreign-denominated debt and an increase in cash before proceeds and repayment of long-term debt, partially offset by the assumption of debt held by acquired businesses.

1 Non-GAAP measure (see Section 3.7).

CAE Year-End Financial Results 2010 | 27

Management’s Discussion and Analysis

Change in net debt

(amounts in millions)	As at March 31 2010	As at March 31 2009
Net debt, beginning of period	$285.1	$124.1
Impact of cash movements on net debt
(see table in the cash movements section)	(25.8)	83.0
Business acquisitions, joint ventures and others	14.8	23.2
Effect of foreign exchange rate changes on long-term debt	(94.3)	54.8
(Decrease) increase in net debt during the period	$(105.3)	$161.0
Net debt, end of period	$179.8	$285.1

Shareholders’ equity

The $42.0 million decrease in equity was mainly because of the other comprehensive loss of $167.9 million and dividends of
$30.3 million, partially offset by net earnings of $144.5 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares, and an unlimited number of preferred shares issued in series. We had a total of 256,516,994 common shares issued and outstanding as at March 31, 2010 with total share capital of $441.5 million. We also had 5,818,386 options outstanding of which 1,433,118 were exercisable. We have not issued any preferred shares to date.

As at April 30, 2010, we had a total of 256,516,993 common shares issued and outstanding.

Dividend policy

We paid a dividend of $0.03 per share each quarter in fiscal 2010. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to pay dividends of approximately $30.8 million based on our current dividend policy and the 257 million common shares outstanding as at March 31, 2010.

Guarantees

We issued letters of credit and performance guarantees for $209.1 million in the normal course of business this year, compared to $115.7 million last fiscal year. The amount was higher this year due to more contractual performance and advance payment obligations.

Pension obligations

We maintain defined benefit and defined contribution pension plans. We expect to contribute approximately $8.2 million more than the annual required contribution for current services to satisfy a portion of the underfunded liability of the defined benefit pension plan. We will continue to contribute to the underfunded liability until we have met the plan’s funding obligations.

7.2      Variable interest entities

Note 26 to the consolidated financial statements summarizes, by segment, the total assets and total liabilities of the significant entities in which we have a variable interest (variable interest entities or VIEs). They are listed by segment and include sale and leaseback structures and partnership arrangements.

Sale and leaseback

We have entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to FFSs used in our training centres for both the military and civil aviation segments. These leases expire at various dates up to 2023, except for an arrangement that expires in 2037. Typically, we have the option to purchase the equipment at a specific purchase price at a specific time during the term of the lease. Some leases include renewal options at the end of the term. In some cases, we provided guarantees of the residual value of the equipment at the expiry date of the leases or at the date we exercise our purchase option.

These SPEs are financed by the collateralized long-term debt and third-party equity investors who, in certain cases, benefit from tax incentives. The equipment serves as collateral for the SPEs’ long-term debt.

Our variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except in one case where it is in the form of equity and subordinated loan. We also provide administrative services to another SPE in return for a market fee.

Some of these SPEs are VIEs. At the end of fiscal 2010 and 2009, we were the primary beneficiary for one of them. The assets and liabilities of the VIE are fully consolidated into our consolidated financial statements as at March 31, 2010 and 2009, even before we classified it as a VIE and CAE as being the primary beneficiary.

We are not the primary beneficiary for any of the other SPEs that are VIEs, and consolidation is not appropriate under Accounting Guideline (AcG)-15 of the Canadian Institute of Chartered Accountants Handbook. Our maximum potential exposure to losses relating to these non-consolidated SPEs was $38.7 million at the end of fiscal 2010 ($48.1 million in 2009).

28 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

Partnership arrangements

We enter into partnership arrangements to provide manufactured military simulation products and training and services for the military and civil segments. As well, during fiscal 2010, we have joined together with two other parties to form a limited partnership to provide qualifying customers competitive lease financing for our civil flight simulation equipment (financing vehicle).

Our involvement with entities related to these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and through manufacturing and long-term training and services contracts. While some of these entities are VIEs, we are not the primary beneficiary so these entities have not been consolidated. Except for the financing vehicle partnership, we continue to account for these investments under the equity method and record our share of the net earnings or losses based on the terms of the partnership arrangement. We account for the financing vehicle partnership formed during fiscal 2010 as an available-for-sale financial instrument.

As at March 31, 2010 and 2009, our maximum off balance sheet exposure to losses related to these non-consolidated VIEs, other than from their contractual obligations, was not material.

7.3      Off balance sheet arrangements

Most of our off balance sheet obligations are from operating lease obligations related to two segments:

-     The TS/C segment, which operates a fleet of 148 simulators in our and other training centres. We have entered into sale and leaseback transactions with a number of different financial institutions and treat them as operating leases;

-     The TS/M segment, which operates a training centre for the MSH project with the U.K. Ministry of Defence to provide simulation training services. The operating lease commitments are between the operating company (which has the service agreement with the U.K. Ministry of Defence) and the asset company (which owns the assets). These leases are non recourse to us.

The sale and leaseback of certain FFSs installed in our global network of training centres is a key element in our current financing strategy to support investment in the civil and military training and services business. It provides us with a cost-effective, long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after a FFS has received certification by regulatory authorities and is installed and available to customers for training.

Sale and leaseback transactions are generally structured as leases with an owner participant. Before completing a sale and leaseback transaction, we record the cost to manufacture the simulator as a capital expenditure and include it as a fixed asset on the consolidated balance sheet. When the sale and leaseback transaction is executed, we record the transaction as a disposal of a fixed asset and the cash proceeds are comparable to the fair market value of the FFS.

We record the difference between the proceeds received and our manufacturing cost (roughly the margin that we would record if we had completed a FFS sale to a third party) under deferred gains and other long-term liabilities. We then amortize it over the term of the sale and leaseback transaction as a reduction of rental expense, net of the guaranteed residual value where appropriate. At the end of the term of the sale and leaseback transaction, we take the guaranteed residual value into income if the value of the underlying FFS has not decreased.

We did not enter into any additional sale and leaseback transactions classified as operating leases this year and as a result, proceeds from the sale and leaseback of assets are nil for this year and last year.

The table below lists sale and leaseback transactions for FFSs that were in service in TS/C training centres as of March 31, 2010. They appear as operating leases in our consolidated financial statements.

Existing FFSs under sale and leaseback

(amounts in millions unless otherwise noted)	Fiscal year	Number of FFSs (units)	Lease obligations	Initial term (years)	Imputed interest rate	Unamortized deferred gain	Residual value guarantee
SimuFlite	2002 to 2005	14	$102.1	10 to 20	5.5% to 6.7%	$7.8	$–
CAE Inc.	2000 to 2002	3	29.3	20 to 21	6.4% to 7.6%	17.9	13.1
Denver training centres	2003	5	51.7	20	5.0%	21.5	–
Zhuhai Xiang Yi Aviation
Technology Company
Limited joint venture (1)	2003	5	14.2	15	3.0%	–	–
Other	–	2	6.8	8	6.6% to 7.0%	–	–
Total		29	$204.1			$47.2	$13.1
Annual lease payments (upcoming 12 months)			$27.2

(1)     We have a 49% interest in this joint venture.

The rental expenses related to operating leases of the FFSs under the sale and leaseback arrangements were $27.4 million for fiscal 2010, compared to $28.9 million last year.

You can find more details about operating lease commitments in Notes 22 and 26 to the consolidated financial statements.

CAE Year-End Financial Results 2010 | 29

Management’s Discussion and Analysis

7.4      Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward and swap contracts to manage our exposure to fluctuations in foreign exchange rates, interest rates and changes in share price which have an effect on our stock-based compensation costs. We also continually assess whether the derivatives we use in hedging transactions are effective in offsetting changes in fair value or cash flows of hedged items. We enter into these transactions to reduce our exposure to risk and volatility, and not for speculative reasons. We only deal with highly rated counterparties.

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The fair value of a financial instrument is determined by reference to the available market information at the balance sheet date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under the valuation model, we primarily use external, readily observable market inputs. Assumptions or inputs that are not based on observable market data are used when external data is not available. Counterparty credit risk and our own credit risk have been taken into account when estimating fair value of all financial assets and liabilities, including derivatives.

We used the following methods and assumptions to estimate the fair value of financial instruments:

-     Cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

-     The fair value of capital leases are estimated using the discounted cash flow method;

-     The fair value of long-term debt, the long-term obligation and long-term receivables (including advances) are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

-     The fair value of our derivative instruments (including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract) are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate, adjusted for CAE’s and the counterparty’s credit risk. Assumptions are based on market conditions prevailing at each balance sheet date. Derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the balance sheet date;

-     The fair value of available-for-sale investments which do not have readily available market value is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.

A description of the fair value hierarchy is discussed in Note 19 of our consolidated financial statements.

Financial risk management

Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are primarily exposed to credit risk, liquidity risk and market risk, especially foreign currency risk and interest rate risk.

Derivative instruments are utilized by us to manage market risk against the volatility in foreign exchange rates, interest rates and stock-based compensation in order to minimize their impact on our results and financial position. Short-term and long-term derivative assets have been included as part of accounts receivable and other assets respectively. Short-term and long-term derivative liabilities have been included as part of accounts payable and accrued liabilities, and other long-term liabilities respectively.

Embedded derivatives are recorded at fair value separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract. We may enter into freestanding derivative instruments which are not eligible for hedge accounting, to offset the foreign exchange exposure of embedded foreign currency derivatives. In such circumstances, both derivatives are carried at fair value at each balance sheet date with the change in fair value recorded in consolidated net earnings.

Our policy is not to utilize any derivative financial instruments for trading or speculative purposes. We may choose to designate derivative instruments, either freestanding or embedded, as hedging items. This process consists of matching derivative hedging instruments to specific assets and liabilities or to specific firm commitments or forecasted transactions. To some extent, we use non-derivative financial liabilities to hedge foreign currency exchange rate risk exposures.

Credit risk

Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with us. We are exposed to credit risk on our account receivables and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents, and derivative financial instrument assets.

Credit risks arising from our normal commercial activities are independently managed in regards to customer credit risk. An allowance for doubtful accounts is established when there is a reasonable expectation that we will not be able to collect all amounts due according to the original terms of the receivable (see Note 6 of the consolidated financial statements). When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are recognized in earnings.

30 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

Our customers are primarily established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, we typically receive substantial deposits on contracts. We closely monitor our exposure to major airlines in order to mitigate our risk to the extent possible. Furthermore, our trade accounts receivable are not concentrated to any specific customers but rather are from a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to a third-party for cash consideration on a non-recourse basis. We do not hold any collateral as security. The credit risk on cash and cash equivalents are mitigated by the fact that they are in place with a diverse syndicate of major Japanese, North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First we enter into contracts with counterparties that are of high-credit quality (mainly
A-rated or better). We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties with whom we trade derivative financial instruments. These agreements make it possible to apply full netting when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by us or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet a demand for cash or meet our obligations as they become due.

We manage this risk by establishing detailed cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a constant monitoring of expected cash inflows and outflows which is achieved through a detailed forecast of our consolidated liquidity position, for adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet obligations. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. In managing our liquidity risk, we have access to revolving unsecured term-credit facilities of
US$400.0 million and €100.0 million. On April 6, 2010, we announced the conclusion of an agreement to refinance the credit facility, due to expire in July 2010. The new agreement is a committed three-year revolving credit facility of US$450.0 million with an option to increase to a total amount of up to US$650.0 million. As well, we have an agreement to sell certain of our accounts receivable up to $50.0 million. We also constantly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk

Market risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

Foreign currency risk

Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of the fluctuations in foreign exchange rates. We are exposed to foreign currency rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency. As well, our foreign operations are essentially self-sustaining and these foreign operations’ functional currencies are other than the Canadian dollar (in particular the
U.S. dollar [USD], euro [€] and British pounds [GBP or £]). Our related exposure to the foreign currency rates is primarily through cash and cash equivalents and other working capital elements of these foreign operations.

The segments also mitigate foreign currency risks by transacting in their functional currency for material procurements, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies and to synthetically modify the currency of exposure of certain balance sheet items. These transactions include forecasted transactions and firm commitments denominated in foreign currencies.

Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held to maturity, consistent with the objective to fix currency rates on the hedged item.

Our policy is to hedge new foreign currency-denominated manufacturing contracts when they are signed and executed. We generally hedge future revenue exposure when contracts are signed. During the second quarter of fiscal 2009, we began to create a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the high-level volatility of the Canadian dollar versus the U.S. currency. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

We reduce the risk associated with the signed contracts by entering into forward exchange contracts (see Note 19 of the consolidated financial statements for more details). At the end of fiscal 2010, approximately 21% of the total value of the outstanding contracts was not hedged. The non-hedged portion results from partial hedging of the contracts in order to take advantage of the natural hedge provided by project costs in the same currency as the contract. Short timing issues between contract signature and hedging transactions as well as a number of small contracts remain unhedged.

CAE Year-End Financial Results 2010 | 31

Management’s Discussion and Analysis

We enter into foreign exchange forward contracts to manage our exposure when we make a sale in a foreign currency. The amount and timing of the maturity of these forward contracts vary depending on a number of factors, including milestone billings and the use of foreign materials and/or sub-contractors. We had $481.1 million Canadian dollar equivalent in forward contracts at the end of fiscal 2010 ($103.6 million on buy contracts and $377.5 million on sales contracts), compared to $708.9 million ($95.6 million on buy contracts and $613.3 million on sales contracts) at the end of the previous year. The decrease on sales contracts was mainly because of a lower number of foreign currency denominated revenue contracts being hedged.

Foreign currency sensitivity analysis

Foreign currency risk arises on financial instruments that are denominated in a foreign currency. Assuming a reasonably possible strengthening of 5% in the relevant foreign currency against the Canadian dollar for the year ended March 31, 2010, the pre-tax effects on net earnings would have been a negative net adjustment of $2.9 million and a negative net adjustment of $19.1 million on other comprehensive income.

Interest rate risk

Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of the fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long-term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We also have a floating rate debt through an unhedged bank borrowing, a specific fair value hedge and other asset-specific floating rate debt. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to synthetically convert interest rate exposures are mainly on interest rate swap agreements.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 74% fixed-rate and 26% floating-rate at the end of this year (2009 – 72% fixed rate and 28% floating rate).

Interest rate sensitivity analysis

Assuming a reasonably possible strengthening of 1% in the variable interest rate for the year ended March 31, 2010, the pre-tax effects on net earnings would have been a negative net adjustment of $0.7 million and a positive net adjustment of $4.6 million on other comprehensive income. A weakening of 1% in the variable interest rate would result in a positive pre-tax effect on net earnings of net $0.7 million and a negative net adjustment on other comprehensive income of $5.4 million.

Stock-based compensation cost

We have entered into equity swap agreements with a major Canadian financial institution to reduce our cash and net earnings exposure to fluctuations in our share price relating to the DSU and LTI-DSU programs. Pursuant to the agreement, we receive the economic benefit of dividends and a share price appreciation while providing payments to the financial institution for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap partly offsets movements in our share price impacting the cost of the DSU and LTI-DSU programs and is reset monthly. As at March 31, 2010, the equity swap agreements covered 2,155,000 common shares.

Hedge of self-sustaining foreign operations

As at March 31, 2010, we have designated a portion of our senior notes totalling US$138.0 million (2009 – US$33.0 million), as a hedge of self-sustaining foreign operations and it is being used to hedge our exposure to foreign exchange risk on these investments. Gains or losses on the translation of the designated portion of our senior notes are recognized in other comprehensive income to offset any foreign exchange gains or losses on translation of financial statements of self-sustaining foreign operations.

Refer to the Consolidated Statements of Comprehensive Income for the total amount of the change in fair value of financial instruments designated as cash flow hedges recognized in income for the period and total amount of gains and losses recognized in other comprehensive income. Also, refer to Note 19 of the consolidated financial statements for the classification of financial instruments and to Note 20 of the consolidated financial statements for amounts of gains and losses associated with financial instruments, including derivatives not designated in a hedging relationship.

8.     ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES

8.1      Acquisitions

Fiscal 2010 acquisitions

We acquired five businesses for a total cost, including acquisition costs and excluding balance of purchase price, of $30.7 million which was paid in cash. The allocation of the purchase prices are preliminary and are expected to be completed in the near future. The total cost does not include potential additional consideration of $27.9 million that is contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Bell Aliant’s Defence, Security and Aerospace

During the first quarter, we acquired Bell Aliant’s Defence, Security and Aerospace (DSA) business unit through an asset purchase agreement. DSA supplies real-time software and systems for simulation training defence and integrated lifecycle information management for the aerospace and defence industries. The working capital adjustment remains unsettled and is currently in dispute.

Seaweed Systems Inc.

During the second quarter, we acquired Seaweed Systems Inc. (Seaweed). Seaweed has embedded graphics solutions for the military and aerospace market, with experience in the development of safety critical graphic drivers.

32 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

ICCU Imaging Inc.

During the third quarter, we acquired ICCU Imaging Inc. (ICCU). ICCU specializes in developing multimedia educative material and offering educational solutions to help medical providers perform a focused bedside ultrasound examination.

VIMEDIX Virtual Medical Imaging Training Systems Inc.

During the fourth quarter, we acquired VIMEDIX Virtual Medical Imaging Training Systems Inc. (VIMEDIX). VIMEDIX specializes in developing virtual reality animated transthoracic echocardiograph simulators and advanced echographic simulation training.

Immersion Corporation’s Medical Simulation

During the fourth quarter, we acquired part of Immersion Corporation’s (Immersion) medical simulation business unit through an asset purchase agreement. Immersion’s medical line of business designs, manufactures, and markets computer-based virtual reality simulation training systems which allow clinicians and students to practice and improve minimally invasive surgical skills.

Fiscal 2009 acquisitions

We acquired three businesses for a total cost, including acquisition costs, of $64.3 million which was payable primarily in cash of $43.9 million and assumed debt of $20.4 million.

Sabena Flight Academy

During the first quarter of fiscal 2009, we acquired Sabena Flight Academy (Sabena). Sabena offers cadet training, advanced training and aviation consulting for airlines and self-sponsored pilot candidates.

During the third quarter of fiscal 2010, we recorded an additional purchase price of $4.2 million settled in cash as a final settlement of contingent consideration. The additional purchase price was recorded as goodwill.

Academia Aeronautica de Evora S.A.

During the second quarter of fiscal 2009, we increased our participation in Academia Aeronautica de Evora S.A. (AAE) to 90% in a non-cash transaction.

During the second quarter of fiscal 2010, we adjusted the goodwill, initially recorded at $3.7 million, to $4.7 million.

Kestrel Technologies Pte Ltd

During the third quarter of fiscal 2009, we acquired Kestrel Technologies Pte Ltd (Kestrel) which provides consulting and professional services, and provides simulator maintenance and technical support services.

During the third quarter of fiscal 2010, we recorded an additional purchase price of $0.2 million settled in cash. The additional purchase price was recorded as goodwill.

The net assets of VIMEDIX, Immersion, ICCU, Sabena and AAE are included in the TS/C segment. The net assets of Seaweed and Kestrel are included in SP/M. The net assets of DSA are segregated between the SP/M and TS/M segments.

The above-listed acquisitions were accounted for under the purchase method and the operating results have been included from their acquisition date.

9.     BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss the principal risks facing our business, particularly during the annual strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Management attempts to mitigate risks that may affect our future performance through a process of identifying, assessing, reporting and managing risks that are significant from a corporate perspective.

9.1      Risks relating to the industry

Competition

We sell our simulation equipment and training services in highly competitive markets and new entrants are emerging and others are positioning themselves to try to take greater market share. Some of our competitors are larger than we are, and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with, or are important suppliers to, aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations. We also face competition from Boeing, which has pricing and other competitive advantages over CAE with respect to training, update and maintenance services related to Boeing aircraft simulators. During 2009, Boeing launched a new licencing model for new Boeing aircraft simulators which includes a requirement for simulator manufacturers and service training operators to pay Boeing a royalty to manufacture, update or upgrade a simulator, and to provide training services on new Boeing simulators.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

CAE Year-End Financial Results 2010 | 33

Management’s Discussion and Analysis

Reduced demand resulting from the recessionary economy and credit constraints for civil market products have lead to heightened competition for each available sale. This in turn may lead to a reduction in profit on sales won during such a period.

Level of defence spending

A significant portion of our revenue comes from sales to military customers around the world. In fiscal 2010, for example, sales by the SP/M and TS/M segments accounted for 53% of our revenue. We are either the primary contractor or a subcontractor for various programs by Canadian, U.S., European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. If countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

Most airlines faced financial difficulties in fiscal 2010 due to the global credit crisis and ensuing economic recession which has resulted in air cargo and traffic declines.

Jet fuel prices in 2009 abated somewhat from their peak level in 2008. This helped mitigate the airlines’ losses last year. If fuel prices return to higher levels for a sustained period, there could be a greater impetus for airlines to replace older, less fuel-efficient aircraft. However, higher fuel costs could also limit the airlines’ available financial resources, and could potentially cause deliveries of new aircraft to be delayed or cancelled. Such a reaction would negatively affect the demand for our training equipment and services.

The constraints in the credit market in fiscal 2010 led to the higher cost and diminished availability of credit. This in turn reduced the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products. We have seen signs of these constraints easing somewhat in the latter half of fiscal 2010.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of our customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. Federal Aviation Administration, could mean we have to make unplanned modifications to our products and services, causing delays and resulting in cancelled sales. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as military related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or license certain products to customers, which could cause a potential loss of revenue for us. Failing to comply with any of these regulations in countries where we operate could result in fines and other material sanctions.

Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. As a result, we may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

If we fail to comply with government regulations and export controls and national security requirements, we could be suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability, and could have a negative effect on our reputation and ability to procure other government contracts in the future.

9.2      Risks relating to the Company

Product evolution

The civil aviation and military markets we operate in are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to bring on new customers. This could reduce our revenue. The evolution of the technology could also have an impact on the value of our fleet of FFSs.

Research and development activities

We carry out some of our R&D initiatives with the financial support of government, including the Government of Québec through IQ and the Government of Canada through SADI and TPC. We may not, in the future, be able to replace these existing programs with other government risk-sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

34 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that run up to 20 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

Procurement and OEMs encroachment

We are required to procure data, parts, equipment and many other inputs from a wide variety of OEMs and sub-contractors. We are not always able to find two or more sources for inputs we need, and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licenses on terms that are commercially acceptable, if at all.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

We have made provisions for claims we know about and remediation we expect will be required, but there is a risk that our provisions are not sufficient.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

CAE Year-End Financial Results 2010 | 35

Management’s Discussion and Analysis

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

-     Accidents or disasters involving training equipment we have sold or aircraft for which we have provided training equipment or services;

-     Our pilot provisioning;

-     Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services that our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Integration of businesses acquired

The success of our acquisitions depend on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the business acquired into our existing operations.

Our ability to penetrate new markets

We are attempting to leverage our knowledge, experience and best practices in simulation-based aviation training and optimization to penetrate the new markets of simulation-based training in healthcare, mining and energy.

As we enter these new markets, unforeseen difficulties and expenditures could arise, which may have an adverse effect on our operations, profitability and reputation. Penetrating new markets is inherently more difficult than managing within our already established core markets. The risks associated with entering new markets are greater; however, we believe there is potential for CAE to develop material revenues in these new business areas over the long term.

Enterprise resource planning

We are investing time and money in an ERP system. If the system does not operate as expected or when expected, it may be difficult for us to claim compensation or correction from any third party. We may not be able to realize the expected value of the system and this may have a negative effect on our operations, profitability and reputation.

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a quarter that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

9.3      Risks relating to the market

Foreign exchange

Our operations are global with approximately 90% of our revenue generated in foreign currencies, mainly the U.S. dollar, the euro and the British pound. Our revenue is divided approximately one-third in each of the U.S, Europe and the rest of the world.

Our Canadian operations generate approximately 37% of our revenues with a large portion of our operating costs in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower. We have various hedging programs to partially offset this exposure. However, our currency hedging activities do not entirely mitigate foreign exchange risk and provide only short-term offsetting benefits.

Business conducted through our foreign operations – mainly Military and Civil training and services – are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, we face currency translation exposure with these operations since we consolidate results in Canadian dollars for financial reporting purposes.

Availability of capital

Our main credit facility, which was refinanced in April 2010, is up for renewal in fiscal 2014. We cannot determine at this time whether the credit facility will be renewed at the same cost, for the same three-year duration and on similar terms as were previously available this year. Events in the credit market over the past two years have lead to heightened pricing for credit, even for issuers such as CAE which have seen their credit rating improve during the same period.

36 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

Pension plans

Pension funding is based on actuarial estimates and is subject to limitations under applicable income tax and other regulations. Actuarial estimates prepared during the year were based on assumptions related to projected employee compensation levels at the time of retirement and the anticipated long-term rate of return on pension plan assets. The actuarial funding valuation reports determine the amount of cash contributions that we are required to contribute into the registered retirement plans. Our latest pension funding reports show the pension plans to be in a solvency deficit position. Therefore, we are required to make cash funding contributions. As the pension fund assets consist of a mix of bonds and equities, market conditions in 2008 reduced the market value of the pension fund assets and only part of this reduction was recovered by the improved market environment of 2009. If this reduced level of pension fund assets persists to the date of the next funding valuations, we will be required to increase our cash funding contributions, reducing the availability of such funds for other corporate purposes.

Doing business in foreign countries

We have operations in over 20 countries and sell our products and services to customers around the world. Sales to customers outside Canada and the U.S. made up approximately 60% of revenue in fiscal 2010. We expect sales outside Canada and the U.S. to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally.

These are the main risks we are facing:

-    Change in laws and regulations;

-    Tariffs, embargoes, controls and other restrictions;

-    General changes in economic and geopolitical conditions;

-    Complexity and risks of using foreign representatives and consultants.

10.  CHANGES IN ACCOUNTING POLICIES

10.1   Significant changes in accounting policies – fiscal 2010

We prepare our financial statements in accordance with Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee (EIC) Abstracts.

Intangible assets

Effective April 1, 2009, we adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaced Sections 3062, Goodwill and Other Intangible Assets, and 3450, Research and Development Costs. Section 3064 incorporates material from International Accounting Standard (IAS) 38, Intangible Assets, addressing when an internally developed intangible asset meets the criteria for recognition as an asset. EIC-27, Revenues and Expenditures during the Pre-Operating Period, no longer applies to entities that have adopted Section 3064.

Since adopting the new standard, we expense our pre-operating costs as they are incurred. The impact of adopting this accounting standard, on a retrospective basis, to our consolidated statement of earnings for years ended March 31 is:

(amounts in millions)	2009	2008
Deferred pre-operating costs, net of non-cash items	$2.2	$(0.9)
Income tax adjustment	(0.5)	(0.5)
Adjustment to net earnings	$1.7	$(1.4)

The following summarizes the impact to earnings per share upon adoption of this accounting standard, on a retrospective basis:

	2009	2008
Basic and diluted earnings per share from continuing operations	$–	$(0.01)
Basic earnings per share	0.01	–
Diluted earnings per share	0.01	(0.01)

As at March 31, 2010, the impact of adopting this future change to other assets on our consolidated balance sheet was a decrease of $10.4 million. The retained earnings at April 1, 2007, decreased by $8.6 million, net of tax recovery of $3.6 million.

Our treatment regarding R&D costs was not impacted as a result of this change in accounting standard. Upon adoption of
Section 3064, we have reclassified our deferred costs from other assets to intangible assets.

Financial instruments – disclosures

In September 2009, the AcSB amended Section 3862, Financial Instruments – Disclosures, to require enhanced disclosures about the relative reliability of the data (or “inputs”) that an entity uses in measuring the fair values of its financial instruments and to reinforce existing principles of disclosures about liquidity risk. We adopted these amendments during fiscal 2010.

CAE Year-End Financial Results 2010 | 37

Management’s Discussion and Analysis

10.2   Future changes in accounting standards

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In December 2008, the AcSB approved three new accounting standards Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replacing Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 provides the Canadian equivalent to
IFRS 3 – Business Combinations (January 2008) and Sections 1601 and 1602 to IAS 27 – Consolidated and Separate Financial Statements (January 2008). Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards will require a change in the measurement of non-controlling interests and will require the non-controlling interests to be presented as part of shareholders’ equity on the balance sheet. In addition, the net earnings will include 100% of the subsidiary’s results and will be allocated between the controlling interest and non-controlling interest. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. All three standards are effective at the same time Canadian public companies will have adopted IFRS, for fiscal year beginning on or after January 1, 2011. We will be implementing the equivalent IFRS standard and are currently evaluating the impact of adopting IFRS.

Multiple Deliverable Revenue Arrangements

In December 2009, the Emerging Issues Committee issued EIC-175, Multiple Deliverable Revenue Arrangements, which changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. This new standard is effective for revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011 and is applicable on a prospective basis. Early adoption is permitted as at the beginning of a fiscal year. We are currently evaluating the impact of adopting EIC-175 on our consolidated financial statements, to determine whether it will be early adopted. If not early adopted, for our fiscal period beginning April 1, 2011, we will be implementing IFRS. We are currently evaluating the impact of adopting IFRS.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. While Canadian GAAP and IFRS are both principles based and use comparable conceptual frameworks, there are significant recognition, measurement, presentation and disclosure differences.

We plan to prepare our interim and annual financial statements in accordance with IFRS for periods commencing on or after
April 1, 2011.

Our IFRS changeover plan

We are implementing a detailed conversion plan to transition to IFRS from Canadian GAAP. We have created an IFRS transition group that includes finance managers from our corporate function and from the different segments as well as contributors from other business groups affected by the change. As well, an IFRS-project steering committee has been established to whom we provide updates on the status of our changeover plan.

The IFRS changeover plan includes five phases expected to be completed according to the following timeline:

DIAGNOSTIC	DESIGN AND PLANNING	SOLUTION DEVELOPMENT	IMPLEMENTATION (in progress)	POST IMPLEMENTATION

March 31, 2008	August 31, 2008	March 31, 2009	April 1, 2010 IFRS opening balance sheet	March 31, 2011	March 31, 2012 First IFRS annual report
		October 31, 2009		June 30, 2011 First IFRS interim report

38 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

Phase	Selected Key Activities	Status
Diagnostic

•      Identify significant differences between the existing Canadian GAAP and IFRS, as relevant to our specific instance. Identify the impact of these differences on the business, the financial statements, processes and tax.

Completed
Design and planning	• Establish project strategy, infrastructure and timeframe.	Completed
	• Establish a communications process.	Completed
	• Identify internal stakeholders and business areas that may be affected by the transition and establish the core team, supporting teams and committees.	Completed
	• Train the core project team.	Completed
	• Raise awareness across the organization and obtain management buy-in and instill a tone-at-the-top approach.	Completed
Solution development	• Perform a detailed review of all relevant IFRS standards to identify differences with our current accounting policies and to select new policies when applicable.	Completed
	• Train the supporting teams, selected employees and committees on specific topics.	Completed
	• Develop a model for our IFRS financial statements.	Completed
	• Identify information gaps and necessary changes in reporting, processes, systems and controls.	Completed
	• Design a process to prepare the IFRS comparative information.	Completed
	• Prepare an implementation plan to close the information gaps through the design and development of financial reporting processes, business-related processes and information systems.	Completed
Implementation	• Execute the changeover plan at the business unit level.	In progress
	• Perform information collection, including data necessary for the comparative financial statements and IFRS opening balance sheet.	In progress
	• Communicate impacts and new policies to external stakeholders.	Through the interim and annual disclosures
Post-implementation	• Prepare IFRS financial statements for the interim periods and the year-ending March 31, 2012.	Starting in fiscal 2012

CAE Year-End Financial Results 2010 | 39

Management’s Discussion and Analysis

Status of the key elements of the changeover plan

Key Element	Status
Accounting Policies Select the accounting policies

Accounting policy decisions have been made with regards to those available under IFRS and in relation to certain choices available in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. Some of our preliminary implications are discussed below.

IFRSs are not static and a small number of amendments to IFRSs are expected to be mandatory before our date of transition. More significant changes to IFRS are expected to be published during calendar year 2010; however, we do not anticipate that these changes will have an effect on our financial statements until fiscal 2013.

The accounting policy decisions discussed further are based on the expectation that we will apply the standards at our changeover date as currently written.

Information technology (IT) and data systems Determine the changes necessary to information technology and data systems, including how to accumulate the data necessary for the fiscal 2011 comparatives

The impacts to our IT system as a result of implementing IFRS are currently being addressed and are expected to be minor.

We are ensuring that IFRS is integrated in the implementation of our new ERP systems.

Internal control over financial reporting Revise existing internal control processes and procedures to address significant changes to the existing accounting policies and practices

Revision of the existing internal control processes and procedures to address significant changes to existing accounting policies and practices are ongoing. We are assessing any issues to our internal control processes as a result of implementing IFRS. We are also designing and implementing internal controls for our one-time changeover adjustments and our comparative year process.

Disclosure controls and procedures Assess the disclosure controls and procedures design and effectiveness implications

We are assessing the disclosure controls and procedures design as a result of implementing IFRS.

We have developed reporting tools which will enable us to gather all data required for financial statement disclosures under IFRS.

Financial reporting expertise Engage subject matter experts to assist in the transition Provide the appropriate training to affected employees

We have a dedicated project team that has the appropriate level of IFRS knowledge.

We have provided training to the extended IFRS project team, key employees and stakeholders. A formal company-wide training session will be completed during fiscal 2011 to all key finance people. Additional training will be ongoing until full adoption of IFRS.

We have provided quarterly updates on the status of the project and our preliminary accounting policy conclusions to our Audit Committee.

Business activities How the changes affect other stakeholders	We have identified the different business groups that are affected by the transition to IFRS from Canadian GAAP and have communicated the differences to them.
External stakeholders have received communication regarding our IFRS changeover plan through the interim and annual MD&As.
Budgets and strategic plans	Processes are being developed to prepare budgets and strategic plans under IFRS for fiscal 2012.
Foreign currency and hedging activities	Hedging documentation required in accordance with IFRS has been finalized.
Debt covenants	We are assessing the implications of IFRS to our debt covenants but do not expect any impacts that would cause debt covenants to be breached.

40 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

Selective preliminary accounting policy conclusions

We have identified the following important topics and have compared our current accounting policies to those standards expected to apply in preparing our IFRS financial statements. As well, we have identified the expected impacts on the opening balance sheet from retroactive application of IFRS and/or from the IFRS 1 exemptions that are available. The topics selected are those that we believe are most pertinent to our business.

IFRS 1 requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of a company’s first IFRS reporting period, and apply those policies to all periods presented in their first IFRS financial statements. The general requirement of IFRS 1 is full retrospective application of all accounting standards; however, certain optional exceptions are available.

Long-Term Contracts

Current accounting policy

Revenue from our long-term contracts for the design, engineering and manufacturing of flight simulators is recognized using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable and when collection is reasonably certain.

Expected IFRS accounting policy

No significant changes have been identified from our current accounting policy. However, a discussion paper has been published as a result of a joint project of the U.S. Financial Accounting Standards Board and International Accounting Standards Board that would replace the existing standards on revenue recognition.

Opening balance sheet impact	No significant opening balance sheet impact is expected based on our current contracts.
Accounting impact on our continuing operations	Not expected to have a significant impact based on our current contracts.

Accounting for Joint Ventures

Current accounting policy	Our financial statements include our proportionate share of assets, liabilities and earnings of joint ventures in which we have an interest.
Expected IFRS accounting policy

No significant changes have been identified from our current accounting policy. However, a new proposed standard, intended to replace the current IAS 31, Interests in joint ventures, is expected to eliminate the option to use proportionate consolidation. Instead, the new standard proposes the use of equity method accounting. It is expected to be effective for our fiscal 2013.

Opening balance sheet impact	No significant opening balance sheet impact is expected.
Accounting impact on our continuing operations	Not expected to have a significant impact until the proposed standard becomes effective.

Employee Benefits

Current accounting policy

The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is not immediately recognized in earnings but is amortized over the remaining service period of active employees.

Expected IFRS accounting policy	Actuarial gains and losses for our defined benefit plans will be recognized in the period in which they occur on the balance sheet and in other comprehensive income.
Opening balance sheet impact

In accordance with the available IFRS 1 exemption, the cumulative net unrecognized actuarial gains and losses on our opening balance sheet will be recognized by adjusting the benefit obligation and retained earnings at the transition date.

Accounting impact on our continuing operations

All actuarial gains and losses incurred in the period will be fully recognized on the balance sheet. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets will no longer be amortized into earnings.

CAE Year-End Financial Results 2010 | 41

Management’s Discussion and Analysis

Leases

Current accounting policy	Canadian GAAP guidance provides certain indicators, primarily quantitative thresholds that assist in determining whether a lease should be classified as capital or operating.
Expected IFRS accounting policy	In accordance with IFRS, there are no specific quantitative thresholds; however IFRS includes additional qualitative indicators that assist in determining lease classification.
Opening balance sheet impact

Material lease arrangements currently classified as operating leases, including sale-leaseback transactions of certain FFSs installed in our global network of training centres, would instead qualify for finance (capital) lease treatment and thus be recognized on the balance sheet, as a result of the re-assessment of the arrangements based on qualitative indicators.

Accounting impact on our continuing operations

The assets and related debt of finance (capital) lease arrangements would be recognized on the consolidated balance sheet. Depreciation and interest expense from finance leases would generally be recognized over the lease term. Any payments would be recognized as repayments of capital and interest.

Property, Plant and Equipment – Componentization

Current accounting policy

The cost of an item of property, plant and equipment made up of significant separable component parts are allocated to the component parts when practicable and when estimates can be made of the lives of the separate components.

Expected IFRS accounting policy	Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately.
Opening balance sheet impact	No significant opening balance sheet impact is expected.
Accounting impact on our continuing operations	We will adopt the revised accounting policy on transition to IFRS, but do not expect any modification to the groupings of our major assets.

Capitalized Interest

Current accounting policy

Interest costs relating to the construction of simulators, buildings for training centres and other internally developed assets are capitalized as part of the cost of property, plant and equipment. Capitalization of interest ceases when the asset is completed and ready for productive use.

Expected IFRS accounting policy

All borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset for which the commencement date for capitalization is on or after the date of transition must be capitalized as part of the cost of that asset. Other borrowing costs are recognized as an expense.

Opening balance sheet impact

In accordance with the available IFRS 1 exemption, we have elected to capitalize borrowing costs related to qualifying assets for which the commencement date for capitalization is on or after the date of transition. Unamortized capitalized interest outstanding at the transition date will be eliminated from costs of the relevant constructed simulators, buildings and other internally developed assets, by adjusting retained earnings.

Accounting impact on our continuing operations	No significant impacts have been identified.

42 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

Income Taxes – Investment Tax Credits (ITCs)

Current accounting policy

ITCs arising from R&D activities are deducted from the related costs and are accordingly included in the determination of net earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

Expected IFRS accounting policy	With regards to federal ITCs, because the federal ITC is conditional as it is limited to income tax payable, it is considered a tax credit.
Opening balance sheet impact	Unamortized federal ITCs previously included as a reduction of deferred development costs and property, plant and equipment will be eliminated by adjusting retained earnings.
Accounting impact on our continuing operations	Federal ITCs previously deducted from the related costs in accordance with Canadian GAAP will instead be recognized as a reduction of the income tax expense.

Income Taxes – Acquirer Deferred Tax Assets (DTA) Arising in a Business Combination

Current accounting policy

The recognition of a DTA resulting from the acquirer’s prior year losses arising as a result of a business combination is part of the purchase price allocation (PPA) and is included in the determination of goodwill arising in a business combination.

Expected IFRS accounting policy	The DTA of the acquirer is a separate transaction from the PPA, therefore excluded in the determination of goodwill arising in a business combination. Instead the DTA impacts income tax expense.
Opening balance sheet impact	At the date of transition, goodwill arising in previous business combinations from the recognition of the DTA of the acquirer will be eliminated by adjusting retained earnings.
Accounting impact on our continuing operations	We will adopt the revised accounting policy upon transition to IFRS.

Minority Interest (Non-Controlling Interest)

Current accounting policy

We currently include non-controlling interests on the balance sheet in Deferred gains and other long-term liabilities.  As well, our net earnings are shown net of any income or losses attributed to non-controlling interests.

Expected IFRS accounting policy

Non-controlling interests will be classified as part of shareholders’ equity and presented separately in the income statement. Non-controlling interests will be included in the determination of net income.

Opening balance sheet impact	We will adopt the revised accounting policy on transition to IFRS.
Accounting impact on our continuing operations	No significant impacts have been identified.

Foreign Currency Translation Adjustment (CTA)

Current accounting policy

Foreign exchange gains or losses arising from the translation into Canadian dollars of foreign operations are included in accumulated other comprehensive loss, which is a separate component of shareholders’ equity.

Expected IFRS accounting policy	No significant changes have been identified from our current accounting policy.
Opening balance sheet impact

IFRS 1 allows a first-time adopter on its date of transition to record its CTA from all its foreign operations to retained earnings and reset the CTA balance to nil. We have elected to exercise this option.

Accounting impact on our continuing operations	No significant impacts have been identified.

CAE Year-End Financial Results 2010 | 43

Management’s Discussion and Analysis

Impairment of Long-Lived Assets

Current accounting policy

The impairment test for long-lived assets or asset groups is a two-step process. First, if there is an indicator of impairment, the carrying amount (CA) of the asset is compared to the sum of its undiscounted cash flows expected to result from its use and eventual disposition. If the CA is greater, the CA is then compared to the fair value (FV) of the asset. An impairment may have to be recognized.

Expected IFRS accounting policy

Under IFRS, if there are indicators of impairment, impairment testing is a one-step process; the CA of the asset is directly compared to the recoverable amount, which is the higher of FV and value in use (VIU). VIU is calculated using the discounted future cash flows expected to result from the use and eventual disposition of the asset.

Opening balance sheet impact	We have not yet completed our assessment of this impact.
Accounting impact on our continuing operations	The one-step impairment test under IFRS may result in more frequent write-downs of assets. Reversals of previous write-downs may be required in future periods.

Contingent Consideration

Current accounting policy

Contingent consideration is recognized at the date of acquisition of a business when the amount can be reasonably estimated and the outcome is determinable beyond reasonable doubt.  Otherwise, contingent consideration is recognized when resolved. When there are revisions to the amount of contingent consideration, the fair value of the consideration issued is recognized as an additional cost of the purchase.

Expected IFRS accounting policy	Contingent consideration is to be recognized at the date of acquisition at fair value, generally as a liability.
Subsequent re-measurement of contingent consideration, when recognized as a liability, will be recorded in earnings.
Opening balance sheet impact	In accordance with the available IFRS 1 exemption, the fair value of remaining contingent consideration outstanding at the date of transition will be recognized by adjusting retained earnings.
Accounting impact on our continuing operations	We will adopt the revised accounting policy upon transition to IFRS. Volatility in our liabilities and earnings will arise as a result of this change.

Royalty Arrangements with the Government

Current accounting policy

Royalty arrangements with the government include amounts that we would contingently repay based on specific criteria. For these arrangements, contingent royalty obligations are recognized only once the royalty conditions are met.

Expected IFRS accounting policy

Repayable royalty arrangements with the government should be recognized as financial liabilities. The obligation to repay royalties is recorded when the contribution is received and is estimated based on future projections. Subsequent re-measurement of these obligations will be recognized in earnings.

Opening balance sheet impact

An obligation, recorded at a discounted value and accreted over time, will be recorded on the balance sheet, with an offsetting decrease in retained earnings and increase in assets. Repayments of this obligation will be recorded as repayment of the principle obligation and accrued interest and not as a royalty expense incurred during the period.

Accounting impact on our continuing operations	We will adopt the revised accounting policy upon transition to IFRS. Volatility in our liabilities and earnings will arise as a result of this change.

Provisions

Current accounting policy	Provisions should be recognized when it is likely (which is generally a higher threshold than under IFRS) that a future event will confirm that a liability has been incurred.
Expected IFRS accounting policy	IFRS requires a provision to be recognized when it is probable (more likely than not) that an outflow of resource will be required to settle the obligation.
Opening balance sheet impact	We have not yet completed our assessment of this impact.
Accounting impact on our continuing operations	We will adopt the revised accounting policy upon transition to IFRS.

44 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

The differences identified in this document should not be regarded as an exhaustive list and other changes may result from our conversion to IFRS. Furthermore, the disclosed impacts of our conversion to IFRS reflect our most recent assumptions, estimates and expectations, including our assessment of the IFRS expected to be applicable at the time of conversion. As a result of changes in circumstances, such as economic conditions or operations, and the inherent uncertainty from the use of assumptions, the actual impacts of our conversion to IFRS may be different from those presented above. We are not able at this moment to reliably quantify the impacts expected on our consolidated financial statements for these differences.

10.3   Critical accounting estimates

Because we prepare our consolidated financial statements in accordance with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses for the period reported. We regularly review the estimates as they relate to the following areas, among others:

-    Revenue recognition;

-    Income taxes and investment tax credits;

-    Impairment of goodwill and long-lived assets;

-    Business combinations;

-    Research and development (R&D) costs;

-    Employee future benefits;

-    Fair value of financial instruments.

Management makes these estimates based on its best knowledge of current events and actions that we may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment or certain assets, and actual results could differ from those estimates.

Our critical accounting policies are those that we believe are the most important in determining our financial condition and results and require significant subjective judgment by management. We consider an accounting estimate to be critical if it requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have reasonably been used or if there are likely to be changes, from period to period, in the estimate that would have a material effect on our financial condition or results of operations.

See the Notes to the consolidated financial statements for a summary of our significant accounting policies, including the accounting policies discussed below.

Revenue recognition

Long-term contracts

Revenue from long-term contracts for the design, engineering and manufacturing of flight simulators is recognized using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable and when collection is reasonably certain.

Under this method, revenue is recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, related to the estimated total costs to complete the contract. Recognized revenues and margins are subject to revisions as the contract progresses to completion. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenues and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and earning estimates is reflected in the period in which the need for a revision becomes known. Provisions for estimated contract losses are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. Warranty provisions are recorded when revenue is recognized based on past experience. Generally, no right of return or complementary upgrade is provided to customers. Post-delivery customer support is billed separately, and revenue is recognized over the support period.

Multiple-element arrangements

We sometimes enter into multiple-element revenue arrangements which may include a combination of the design, engineering and manufacturing of flight simulators, as well as the provision of spare parts and maintenance. A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria are considered separately for the different units of accounting if all of the following criteria are met:

(i)    The delivered item has value to the customer on a stand-alone basis;

(ii)   There is objective and reliable evidence of the fair value of the undelivered item (or items);

(iii)  If the arrangement includes a general right of return related to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

The allocation of the revenue from a multiple deliverable agreement is based on fair value of an undelivered item as evidenced by the price of the item regularly charged by us on an individual basis. We do enter into stand-alone transactions on a regular basis in regards to the sale of spare parts and maintenance arrangements, therefore the price charged when the elements are sold separately is readily available. The process for determining fair value of undelivered items, with respect to the design, engineering and manufacturing of flight simulators, entails evaluating each transaction and taking into account the unique features of each deal.

CAE Year-End Financial Results 2010 | 45

Management’s Discussion and Analysis

Product maintenance

Revenue from maintenance contracts is generally recognized in earnings on a straight-line method over the contract period. In situations when it is clear that costs will be incurred on other than a straight-line basis, based on historical evidence, we recognize revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

Spare parts

Revenue from the sale of spare parts is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

Software arrangements

We also enter into software arrangements to sell, independently or in multiple-element arrangements, software, services, maintenance and software customization. Revenue is recognized as follows:

-    Stand-alone products

Revenue from software licencing arrangements that do not require significant production, modification, or customization of software, is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

-     Consulting services

Revenues arising from direct consulting or training services that are provided to customers are recognized as the services are rendered.

-     Maintenance

Maintenance and support revenues are recognized ratably over the term of the related agreements.

-     Long-term software arrangements

Revenues from fixed-price software arrangements and software customization contracts that require significant production, modification or customization of software are recognized under the percentage-of-completion method.

Training services

Revenue from training services is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, recovery is reasonably certain and the services have been rendered.

For flight schools, cadet training courses are offered mainly by way of ground school and live aircraft flight. During the ground school phase, revenue is recognized in earnings on a straight-line basis, while during the live aircraft flight phase, revenue is recognized based on actual flown hours.

Income taxes and investment tax credits

We use the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

This method also requires the recognition of future tax benefits, such as for net operating loss carryforwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will not be realized.

Future tax assets and liabilities are measured by applying enacted or substantively enacted rates and laws at the date of the consolidated financial statements for the years in which the temporary differences are expected to reverse.

We do not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

Investment tax credits (ITCs) arising from R&D activities are deducted from the related costs, and are accordingly included in the determination of net earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

We are subject to examination by taxation authorities in various jurisdictions. The determination of tax liabilities and ITCs recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, we provide for potential tax liabilities and ITCs recoverable based on management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITCs are recorded in net earnings at the time they can be determined.

46 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

Impairment of goodwill and long-lived assets

Goodwill

Goodwill represents the excess of the cost of acquired businesses over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment in value.

The impairment test consists of a comparison of the fair value of our reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds its fair value, we compare, in a second phase, the fair value of goodwill related to the reporting unit to its carrying value and recognizes as impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more fair value measures, including present value techniques of estimated future cash flows and estimated amounts at which the unit, as a whole, could be purchased or sold in a current transaction between willing unrelated parties. If the carrying amount of the reporting unit exceeds its fair value, the second phase requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of that reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in consolidated net earnings.

We perform the annual review of goodwill as at December 31 of each year. We did not determine that a charge was required following the review as at December 31, 2007, December 31, 2008 and December 31, 2009.

Long-lived assets

Long-lived assets or asset groups are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their carrying amounts to be estimated undiscounted future cash flows generated by their use and eventual disposal. Impairment, if any, is measured as the excess of the carrying amount of the asset or asset group over its fair value.

Business combinations

We account for our business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires us to identify and attribute values and estimated lives to the assets acquired. This involves considerable judgment and often involves the use of significant estimates and assumptions, including those relating to future cash flows, discount rates and asset lives. Determining these values and estimates subsequently affects the amount of amortization expense to be recognized in future periods over the assets’ estimated useful lives.

Research and development (R&D) costs

Research costs are charged to consolidated earnings in the period in which they are incurred. Development costs are also charged to earnings in the period incurred unless they meet all the specific deferral criteria and their recovery is reasonably assured. Amortization of development costs deferred to future periods commences with the commercial production of the product and is charged to earnings based on anticipated sales of the product, when possible, over a period not exceeding five years using the straight-line method.

Employee future benefits

We maintain defined benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, the relevant assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service lives of active employees at the date of amendment.

When a curtailment arises, any unamortized past service costs associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Finally, when an event gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The fair value of a financial instrument is determined by reference to the available market information at the balance sheet date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and the fair values of our own credit risk have been taken into account in estimating the fair value of all financial assets and financial liabilities, including derivatives.

CAE Year-End Financial Results 2010 | 47

Management’s Discussion and Analysis

The following assumptions and valuation methodologies have been used to estimate the fair value of financial instruments:

(i)    The fair value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)   The fair value of capital leases are estimated using the discounted cash flow method;

(iii)  The fair value of long-term debt, the long-term obligation and long-term receivables (including advances) are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

(iv)  The fair value of derivative instruments (including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract) are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate, adjusted for CAE’s and the counterparty credit risk. Assumptions are based on market conditions prevailing at each balance sheet date. Derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the balance sheet date;

(v)   The fair value of available-for-sale investments which do not have readily available market value is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.

11.  SUBSEQUENT EVENTS

Credit facility refinancing

On April 6, 2010, we announced the conclusion of an agreement to refinance our existing credit facility due to expire in July 2010. The new agreement is a committed three-year revolving credit facility of US$450.0 million with an option to increase to a total amount of up to US$650.0 million.

The Datamine Group

On April 19, 2010, we announced the acquisition of The Datamine Group (Datamine) for an initial total cost of $22.8 million. Datamine is a supplier of mining optimization software tools and services.

12.  CONTROLS AND PROCEDURES

The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators (CSA), certificates signed by the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

12.1   Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and CEO and CFO and other members of management, so we can make timely decisions about required disclosure.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under U.S. Securities Exchange Act of 1934, as of March 31, 2010. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2010, and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

12.2   Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in
Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in accordance with GAAP. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2010, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

13.  OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

14.  ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

48 | CAE Year-End Financial Results 2010

Management’s Discussion and Analysis

15.  SELECTED FINANCIAL INFORMATION

Selected quarterly information

(unaudited – amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3		Q4		Total
Fiscal 2010
Revenue	$383.0	364.5	382.9		395.9		1,526.3
Earnings from continuing operations	$27.2	39.1	37.7		40.5		144.5
Basic earnings per share from continuing operations	$0.11	0.15	0.15		0.16		0.56
Diluted earnings per share from continuing operations	$0.11	0.15	0.15		0.16		0.56
Net earnings	$27.2	39.1	37.7		40.5		144.5
Basic earnings per share	$0.11	0.15	0.15		0.16		0.56
Diluted earnings per share	$0.11	0.15	0.15		0.16		0.56
Average number of shares outstanding (basic)	255.4	255.6	255.9		256.4		255.8
Average number of shares outstanding (diluted)	255.4 (1)	255.6 (1)	255.9	(1)	256.4	(1)	255.8 (1)
Average exchange rate, U.S. dollar to Canadian dollar	$1.17	1.10	1.06		1.04		1.09
Fiscal 2009 (2)
Revenue	$392.1	406.7	424.6		438.8		1,662.2
Earnings from continuing operations	$48.2	49.2	52.1		52.7		202.2
Basic earnings per share from continuing operations	$0.19	0.19	0.20		0.21		0.79
Diluted earnings per share from continuing operations	$0.19	0.19	0.20		0.21		0.79
Net earnings	$47.3	49.0	52.1		52.7		201.1
Basic earnings per share	$0.19	0.19	0.20		0.21		0.79
Diluted earnings per share	$0.19	0.19	0.20		0.21		0.79
Average number of shares outstanding (basic)	254.3	254.9	254.9		254.9		254.8
Average number of shares outstanding (diluted)	255.1	255.4	254.9	( (1)	254.9	(1)	255.0
Average exchange rate, U.S. dollar to Canadian dollar	$1.01	1.04	1.21		1.25		1.13
Fiscal 2008 (2)
Revenue	$358.3	353.9	344.8		366.6		1,423.6
Earnings from continuing operations	$38.5	39.2	41.1		44.6		163.4
Basic earnings per share from continuing operations	$0.15	0.15	0.16		0.18		0.64
Diluted earnings per share from continuing operations	$0.15	0.15	0.16		0.17		0.64
Net earnings	$38.5	39.1	40.5		33.2		151.3
Basic earnings per share	$0.15	0.15	0.16		0.13		0.60
Diluted earnings per share	$0.15	0.15	0.16		0.13		0.59
Average number of shares outstanding (basic)	252.4	253.5	253.8		253.9		253.4
Average number of shares outstanding (diluted)	253.8	254.9	254.8		254.9		254.6
Average exchange rate, U.S. dollar to Canadian dollar	$1.10	1.04	0.98		1.00		1.03

(1) For these periods, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

(2) Comparative periods of fiscal 2009 and fiscal 2008 have been restated to reflect a change in the account treatment for pre-operating costs.

CAE Year-End Financial Results 2010 | 49

Management’s Discussion and Analysis

Selected segment information (fourth quarter ending March 31)

(unaudited – amounts in millions, except operating margins)	Simulation Products		Training & Services		Total
	2010	2009	2010	2009	2010	2009
Civil
Revenue	$64.5	$107.3	$113.6	$121.4	$178.1	$228.7
Segment operating income	8.9	18.5	21.0	25.1	29.9	43.6
Operating margins (%)	13.8	17.2	18.5	20.7	16.8	19.1
Military
Revenue	$149.3	$143.6	$68.5	$66.5	$217.8	$210.1
Segment operating income	25.8	26.8	9.2	9.2	35.0	36.0
Operating margins (%)	17.3	18.7	13.4	13.8	16.1	17.1
Total
Revenue	$213.8	$250.9	$182.1	$187.9	$395.9	$438.8
Segment operating income	34.7	45.3	30.2	34.3	64.9	79.6
Operating margins (%)	16.2	18.1	16.6	18.3	16.4	18.1
				Other	(1.9)	–
				EBIT	$63.0	$79.6

The comparative period has been restated to reflect a change in the accounting treatment for pre-operating costs.

Selected segment information (annual)

(unaudited – amounts in millions, except operating margins)		Simulation Products		Training & Services			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Civil
Revenue	$284.1	$477.5	$435.3	$433.5	$460.5	$382.1	$717.6	$938.0	$817.4
Segment operating income	49.4	92.1	95.3	75.1	87.0	71.6	124.5	179.1	166.9
Operating margins (%)	17.4	19.3	21.9	17.3	18.9	18.7	17.3	19.1	20.4
Military
Revenue	$545.6	$483.5	$383.7	$263.1	$240.7	$222.5	$808.7	$724.2	$606.2
Segment operating income	95.7	87.7	51.7	43.9	39.0	32.0	139.6	126.7	83.7
Operating margins (%)	17.5	18.1	13.5	16.7	16.2	14.4	17.3	17.5	13.8
Total
Revenue	$829.7	$961.0	$819.0	$696.6	$701.2	$604.6	$1,526.3	$1,662.2	$1,423.6
Segment operating income	145.1	179.8	147.0	119.0	126.0	103.6	264.1	305.8	250.6
Operating margins (%)	17.5	18.7	17.9	17.1	18.0	17.1	17.3	18.4	17.6
						Other	(34.1)	–	–
						EBIT	$230.0	$305.8	$250.6

Comparative periods have been restated to reflect a change in the accounting treatment for pre-operating costs.

Selected annual information for the past five years

(unaudited – amounts in millions, except per share amounts)	2010	2009	2008	2007	2006
Revenue	$1,526.3	$1,662.2	$1,423.6	$1,250.7	$1,107.2
Earnings from continuing operations	144.5	202.2	163.4	126.5	72.7
Net earnings	144.5	201.1	151.3	124.8	66.7
Financial position:
Total assets	$2,621.9	$2,665.8	$2,243.2	$1,945.1	$1,708.6
Total net debt	179.8	285.1	124.1	133.0	190.2
Per share:
Basic earnings from continuing operations	$0.56	$0.79	$0.64	$0.50	$0.29
Diluted earnings from continuing operations	0.56	0.79	0.64	0.50	0.29
Basic net earnings	0.56	0.79	0.60	0.50	0.27
Diluted net earnings	0.56	0.79	0.59	0.49	0.26
Basic dividends	0.12	0.12	0.04	0.04	0.04
Shareholders’ equity	4.52	4.70	3.71	3.27	2.67

Comparative periods have been restated to reflect a change in the accounting treatment for pre-operating costs.

50 | CAE Year-End Financial Results 2010